Exhibit 99.16

TECHNICAL REPORT
ON

COLORADO PLATEAU PARTNERS LLC
(ENERGY FUELS RESOURCES CORPORATION and LYNX-ROYAL JV)

SAGE PLAIN PROJECT
(Including the Calliham Mine and Sage Mine)

San Juan County, Utah and
San Miguel County, Colorado

Prepared for COLORADO PLATEAU PARTNERS LLC, a Joint
venture between subsidiaries of Energy Fuels Inc. and Aldershot Resources Ltd.
In Compliance with Canadian National Instrument 43-101
“Standards of Disclosure for Mineral Projects”

By:
Douglas C. Peters, Certified Professional Geologist
NI 43-101 Qualified Person
Peters Geosciences
Golden, Colorado

Report Date: December 16, 2011

i

	14.1a Measured Mineral Resources on Calliham Lease	29
	14.1b Indicated Mineral Resources on Calliham Lease	30
	14.2a Measured Mineral Resources on Skidmore Lease	30
	14.2b Indicated Mineral Resources on Skidmore Lease	30
	14.3a Measured Mineral Resources on Crain Lease	30
	14.3b Indicated Mineral Resources on Crain Lease	31
	14.4a Measured Mineral Resources on Sage Claims	31
	14.4b Indicated Mineral Resources on Sage Claims	31
	14.5 Inferred Mineral Resources on Sage Plain Project Properties	32
	14.6 Historical Resources and Exploration Targets	32
15.0	Mineral Reserve Estimates	34
16.0	Mining Methods	34
17.0	Recovery Methods	35
18.0	Project Infrastructure	36
19.0	Market Studies and Contracts	38
	19.1 Uranium	38
	19.2 Vanadium	38
20.0	Environmental Studies, Permitting and Social or Community Impact	38
	20.1 Permitting History	38
	20.2 Current Sage Mine Status	39
	20.3 Sage Mine Permitting Requirements	40
	20.4 Current Calliham Mine Status	41
	20.5 Calliham Mine Permitting Requirements	41
	20.6 Permitting Informational Need	43
	20.7 Permitting Progress for Both Mines	43
	20.8 Permitting Approach	45
	20.9 Permitting Timeline	46
	20.10 Estimated Permitting Costs	46
21.0	Capital and Operating Costs	47

22.0	Economic Analysis	47
23.0	Adjacent Properties	47
24.0	Other Relevant Data and Information	48
25.0	Interpretations and Conclusions	49
26.0	Recommendations	50
27.0	References	51
28.0	Certificate of Qualifications and Signature	54
Appendix		56

List of Illustrations and Tables:

Table 1.1	Summary of Measured, Indicated, and Inferred Mineral Resources for the Sage Plain Project	3
Figure 4-1	Index Map	Appendix
Figure 4-2	Topographic Map	Appendix
Figure 4-3	Historical Mine Map	Appendix
Figure 4-4	Surface Ownership Map	Appendix
Figure 4-5	Mineral Ownership Map	Appendix
Figure 7-1	Principal Uranium Deposits & Major Structures of the Colorado Plateau	Appendix

Figure 7-2	Generalized Stratigraphic Section	Appendix
Figure 7-3	Index Map: Salt Wash Uranium-Vanadium Deposits in and Around the Uravan Mineral Belt
Figure 7-4	Geologic Map	Appendix
Figure 7-5	Cross Section A	Appendix
Figure 7-6	Major Salt Wash Stream Channels	Appendix
Figure 8-1	Measured, Indicated, and Inferred Resources of the Sage Plain Property	Appendix
Figure 8-2	Stratigraphc Cross Section, Calliham Mine A-A’	Appendix
Figure 14-1	Measured, Indicated, and Inferred Resources of the Calliham Mine Complex	Appendix
Figure 14-2	Measured, Indicated, and Inferred Resources of the Sage Mine Property	Appendix
Table 14.1	Calliham Lease Measured and Indicated Mineral Resources	Appendix
Table 14.2	Skidmore Lease Measured and Indicated Mineral Resources	Appendix
Table 14.3	Crain Lease Measured and Indicated Mineral Resources	Appendix
Table 14.4	Sage Property Measured and Indicated Mineral Resources	Appendix
Table 14.5	Sage Plains Resources Inferred Mineral Resources	Appendix

v

Technical Report on
Colorado Plateau Partners LLC (Energy Fuel Resources
Corporation/Lynx-Royal JV)

Sage Plain Project
San Juan County, Utah and
San Miguel County, Colorado

1.0 Summary

The Colorado Plateau Partners LLC (CPP) Sage Plain Project is located near the southwest end of the Uravan Mineral Belt. The property lies some 14-19 miles northeast of Monticello, Utah. It consists of three private mineral leases, four Utah State Land mineral leases, and 94 unpatented mining claims on land administered by the U.S. Bureau of Land Management (BLM). There are two historic uranium-vanadium mines within the project area, the Calliham Mine, which accesses the three private leases, and the Sage Mine, which produced from the unpatented claims. The combined 5,635 acres of the property is comprised of approximately 1,680 acres of fee land in sections 21, 27, 28 and 29, T32S, R26E, SLPM, about 2,013 acres of Utah State School and Institutional Trust Lands Administration (SITLA) land in sections 16 and 32, T32S, R26E as well as sections 2 and 16, T33S, R26E, and approximately 1,942 acres of BLM land covered by the unpatented claims in sections 34 and 35, T32S, R26E, SLPM, San Juan County, Utah and sections 25 and 26, T43N, R20W, NMPM, San Miguel County, Colorado and sections 19, 29, 30, 31, and 32 T43N, R19W, NMPM.

Most of the project (the private and state leases, plus 44 of the claims) is in San Juan County, Utah and the other 50 claims are in San Miguel County, Colorado. All of the property, except one private lease, is held by CPP. CPP is a 50:50 joint venture between Energy Fuels Resources Corporation (EFR) and Lynx-Royal JV (Lynx-Royal). EFR is a Colorado subsidiary of Energy Fuels Inc. and Lynx-Royal is a joint venture between Lynx and Royal USA, Inc. Royal USA is a subsidiary of Aldershot Resources Ltd. The other private lease is held solely by EFR.

The two historic mines have been idle for about 20 years. Both mines were operated in the 1970s to early 1980s by Atlas Minerals. The Calliham Mine was acquired by Umetco Minerals in 1988 and operated briefly in 1990-1991. Both mines ceased production due to depressed uranium and vanadium prices, not because they were depleted.

The various parcels of the project were acquired in stages. EFR was successful bidder on two SITLA mineral leases in 2007. A third lease was awarded to EFR in March 2011. These were subsequently assigned to CPP. CPP purchased the 94 claims and another SITLA lease from Uranium One in November 2010. EFR purchased the lease on the private Calliham parcel in February 2011 from NUVEMCO and the Crain lease in July 2011 from Uranium Energy Corporation. Both of these leases have been assigned to CPP.

The final acquisition in the project area, the Skidmore lease covering land owned by J.H. Ranch, Inc., was acquired in October 2011 from a private group that had an option to lease with J.H. Ranch. Lynx-Royal declined to participate in this acquisition. This parcel is an indispensable part of the Project, but EFR will retain a 100% interest unless Lynx-Royal chooses to buy-in at a later date.

The Sage Plain District (also referred to as the Egnar District or Summit Point District) is a portion of the greater Slick Rock District. It is the southwest continuation into Utah of the Uravan Mineral Belt. Here, the host sandstones of the Salt Wash Member of the Jurassic-aged Morrison Formation are not exposed. They are covered by Cretaceous-aged sediments or the upper Morrison Formation’s Brushy Basin Member. Therefore, discovery of economic deposits here lagged many years behind the production from the same host rocks elsewhere in the Slick Rock District a few miles to the northeast in Colorado. At Slick Rock, mining and milling of radium-uranium-vanadium ores has occurred since 1901. This part of the Uravan Mineral Belt has a significantly higher ratio of V2O5:U3O8 in the ore than the deposits farther north.

Historic drilling from the surface by previous operators (including Hecla, Atlas, Truchas, Pioneer Uravan, and Umetco), longhole drilling within the underground mines, and verification and fill-in exploration drilling in 2011 by CPP support remaining Measured and Indicated Mineral Resources at the Sage Plain Project of approximately 2,833,795 lbs U3O8 and 17,829,289 lbs V2O5. This is contained in roughly 642,971 tons of material at an in-place grade of 0.220% U3O8 and 1.39% V2O5. Additionally, Inferred Mineral Resources are estimated at 49,136 tons with an in-place grade of 0.184% U3O8 and 1.89% V2O5 (181,275 lbs U3O8 and 1,854,034 lbs V2O5). This resource estimate for the Sage Plain Project is divided into the particular leases and claims for reporting in this Technical Report. The resources of the Calliham, Crain, and Skidmore leases are accessible through the Calliham Mine. The Sage Mine will be used to access the resources on the Sage claims. Mineral resources on the other claims and those on the Utah State Land leases will likely require new mine entries to be exploited, so are listed separately. The Mineral Resource totals for the entire project area are summarized in Table 1.1.

The ownership interest of the two partners in CPP is shown in the first column of Table 1.1. The EFR portion of the combined Measured and Indicated Mineral Resources listed above is 439,093 tons containing 1,975,704 lbs U3O8 (0.225% U3O8) and 12,224,227 lbs V2O5 (1.39% V2O5). The Lynx-Royal portion is 203,879 tons containing 858,092 lbs U3O8 (0.218% U3O8) and 5,605,062 lbs V2O5 (1.42% V2O5). The Inferred Mineral Resources are split 50:50 between the partners because there are no Inferred Mineral Resources on the Skidmore parcel. Each partners’ share of the Inferred Mineral Resource is 24,568 tons containing 90,638 lbs U3O8 (0.184% U3O8) and 927,017 lbs V2O5 (1.89% V2O5).

Table 1.1 – Summary of Measured, Indicated, and Inferred Mineral Resources for the Sage Plain Project; rounded.

	Measured	Measured	Indicated	Indicated	Inferred	Inferred
Resource	Mineral	Mineral	Mineral	Mineral	Mineral	Mineral
Type	Resources	Resources	Resources	Resources	Resources	Resources
	(grade and	(lbs)	(grade and	(lbs)	(grade and	(lbs)
	tons)		tons)		tons)
Calliham	0.201% U3O8	905,410 U3O8	0.153% U3O8	29,556 U3O8	0.140% U3O8	4,292 U3O8
Lease 50/50	1.26% V2O5	5,665,534	0.96% V2O5	184,726	0.88% V2O5	26,825 V2O5
EFR/Royal	224,998 tons	V2O5	9,660 tons	V2O5	1,533 tons
Skidmore	0.237% U3O8	1,083,398	0.245%U3O8	34,214 U3O8
Lease	1.40% V2O5	U3O8	1.53% V2O5	213,836
100%	228,222 tons	6,405,329	6,992 tons	V2O5
EFR		V2O5
Crain	0.171% U3O8	216,740 U3O8	0.541%U3O8	104,835	0.433% U3O8	54,718 U3O8
Lease 50/50	1.07% V2O5	1,354,624	3.38% V2O5	U3O8	2.71% V2O5	341,986
EFR/Royal	63,408 tons	V2O5	9,688 tons	655,216	6,322 tons	V2O5
				V2O5
Sage	0.228% U3O8	451,410 U3O8	0.407%U3O8	8,232 U3O8	0.148% U3O8	122,265
Claims	1.67% V2O5	3,298,574	2.54% V2O5	51,450 V2O5	1.80% V2O5	U3O8
50/50	98,992 tons	V2O5	1,011 tons		41,281tons	1,485,223
EFR/Royal						V2O5
TOTALS	0.216% U3O8	2,656,958	0.323%	176,837	0.184%	181,275
	1.36% V2O5	U3O8	U3O8	U3O8	U3O8	U3O8
	615,620 tons	16,724,061	2.02% V2O5	1,105,228	1.89% V2O5	1,854,034
		V2O5	27,351 tons	V2O5	49,136 tons	V2O5

Notes:	1)	Grades and tonnages shown as undiluted amounts
	2)	Vanadium grades are based on assays where known, otherwise estimated at the average V2O5:U3O8 ratios for the individual properties used by previous operators based on past production.

2.0 Introduction

Peters Geosciences was retained by CPP to prepare an independent Technical Report compliant with National Instrument 43-101 (NI 43-101) on the Sage Plain uranium-vanadium project. This report has been prepared to meet the requirements of NI 43-101 and Form 43-101F1.

Peters Geosciences understands that this report will be used in support of future public offerings by both partners of Colorado Plateau Partners LLC: Aldershot Resources Ltd (parent company of Lynx-Royal) and Energy Fuels Inc (parent company of Energy Fuels Resources Corporation).

Douglas C. Peters, CPG (AIPG #8274) and RM (SME Member #2516800), and principal in Peters Geosciences, visited the Sage Plain property on December 6, 2011 during a tour of the property led by Dr. Kaiwen Wu and Mr. Jess Fulbright of EFR. In addition to viewing the surface conditions at the old mine portal areas, accessible (due to recent snow cover) drill-hole locations and related cuttings were visited as well. Mr. Peters traversed parts of the property and surrounding areas on accessible roadways. Only surface conditions and recent drill sites were observed because access to the underground mines was not possible due to the portals having been reclaimed (for the Calliham Mine) or blocked until reopening and rehabilitation is performed (for the Sage Mine). Consequently, depositional characteristics of the uranium were not directly seen and no in-place samples were collected. Likewise, historic drill sites were not visited due to snow cover that made finding them impossible within the time frame of the field visit.

Relevant reports, maps, and data were reviewed and discussed with EFR staff, principally Mr. Richard White, who is serving as VP of Exploration for the company’s Colorado and Utah operations, Dr. Kaiwen Wu, Staff Geologist, and Mr. Bruce Norquist, Chief Mining Engineer, of EFR and with Mr. Ryan Weidert, Senior Geologist for Royal USA Inc. The References section of this report lists the reviewed documents of importance as cited in this report.

Measurements are in English units (i.e., short tons, feet, or acres), and grades are expressed as percent of U3O8 or V2O5.

3.0 Reliance on Other Experts

This report for CPP has been reviewed by Douglas C. Peters of Peters Geosciences for completeness and technical correctness for sections prepared by CPP staff. Text also has been added and modified by Peters Geosciences as part of the report preparation process for EFR. The information, conclusions, opinions, and estimates contained herein are based upon information available to Peters Geosciences at the time of report preparation. This includes certain data, maps, and other documents in the possession of CPP and reviewed with Mr. Richard White, CPG, Dr. Kaiwen Wu, Mr. Bruce Norquist, P.E. and other EFR staff at the Sage Plain property and in the EFR offices in Lakewood and Naturita, Colorado and with Mr. Ryan Weidert of Royal USA Inc. who supervised the 2011 CPP exploration drilling program. With the exception of results from 2011 drilling by CPP, most data used in this report are from earlier exploration and mining efforts conducted by previous companies in the immediate Sage Plain District.

Dr. Wu and Mr. Jess Fulbright accompanied Mr. Peters for a field review on December 6, 2011 of the properties covered by this report. Dr. Wu, Mr. White, and Mr. Weidert were instrumental in assisting with the review, discussion, and understanding of both the general and site-specific geology of the Sage Plain mining district.

Mr. Peters did not investigate the legal title of claims and leases covering the Sage Plain and related properties. Likewise, Mr. Peters did not review the permitting and reclamation status of the Sage Plain property beyond basic discussions with Mr. White, Dr. Wu, Mr. Fulbright, Mr. Norquist, and Mr. Weidert.

4.0 Property Description and Location

The Colorado Plateau Partners LLC (CPP) Sage Plain Project is located near the southwest end of the Uravan Mineral Belt. The property lays some four-to-nine miles west and northwest of the town of Egnar, Colorado. This is also from 14-19 miles northeast of Monticello, Utah. It consists of three private mineral leases, four Utah State Land mineral leases, and 94 unpatented mining claims on land administered by the U.S. Bureau of Land Management (BLM). Most of the project (the private and state leases, plus 44 of the claims) is in San Juan County, Utah and the other 50 claims are in San Miguel County, Colorado. The combined 5,458 acres of the project properties is comprised of approximately 1,680 acres of fee land in sections 21, 27, 28 and 29, T32S, R26E, SLPM, about 2,013 acres of Utah State School and Institutional Trust Lands Administration (SITLA) land in sections 16 and 32, T32S, R26E as well as sections 2 and 16, T33S, R26E, and approximately 1,765 acres of BLM land covered by the unpatented claims in sections 34 and 35, T32S, R26E, SLPM, San Juan County, Utah and sections 25 and 26, T43N, R20W, NMPM and sections 19, 29, 30, 31, and 32 T43N, R19W, NMPM, San Miguel County, Colorado. See Figure 4-1 for the project location map, Figure 4-2 for a topographic map with historic mine workings shown, and Figure 4-3 for an aerial view of the project area with historic mine workings shown.

All of the property, except one private lease, is held by CPP. CPP is a 50:50 joint venture between Energy Fuels Resources Corporation (EFR-a Colorado subsidiary of Energy Fuels Inc.-TSX:EFR) and the Lynx-Royal JV, LLC, which is a joint venture between Lynx2 LLC (10%) and Royal USA, Inc (90%). Royal is a wholly owned subsidiary of Aldershot Resources Ltd (TSX.V:ALZ). The other private lease is held solely by EFR. Under the operating agreement of CPP, Lynx-Royal is the manager during exploration phase work while EFR is the manager for projects that progress to a development or production stage. Therefore, Lynx-Royal managed the 2011 drilling program and the project management has now transitioned to EFR for mine design, production planning, and data collection and preparation of the numerous permit applications being readied for submittal to various county, state, and federal agencies. The surface ownership of the properties discussed below is shown in Figure 4-4 and the mineral ownership is depicted in Figure 4-5.

The various parcels of the project were acquired in stages. EFR was the successful bidder on two SITLA mineral leases (ML-51145 and ML-51146) in December 2007. A third lease (ML-51963) was awarded to EFR in March 2011. These were subsequently assigned to CPP. CPP purchased the 94 claims and another SITLA lease (ML-49301) from Uranium One Exploration USA Inc. in November 2010. EFR purchased the lease on the private Calliham parcel in February 2011 from Nuvemco and the Crain lease in July 2011 from Uranium Energy Corporation (UEC). Both of these leases have been assigned to CPP. The final acquisition in the project area, the Skidmore lease covering land owned by J.H. Ranch, Inc., was acquired in October 2011 from a private group, Nuclear Energy Corporation (NUECO). NUECO had an option with J.H. Ranch to lease this and several other parcels. Lynx-Royal declined to participate in this acquisition, so it remains a 100% EFR lease, not part of CPP. Interests and expenses for all other parcels of the Project are shared 50/50 by the two partners. A brief description of each parcel follows:

  Calliham Lease- Nuvemco LLC entered into a Mining Lease with members of the Calliham family on March 8, 2007. EFR purchased the lease outright from Nuvemco in February 2011. It was assigned to CPP. The term of the lease is perpetual, as long as the lessee is in compliance with the terms of the lease. The lease requires an annual advanced royalty of $10,000 be paid to the lessor. The lease is paid for until March 8, 2012. The lessor reserves a production royalty at the rate of 5% of the value of the uranium and 8% of the value of the vanadium based on the price received for the sale of ore. The lease covers the mineral rights on approximately 320 acres in the NW ¼ NW ¼ section 33 and SW ¼, S ½ NW ¼, and SW ¼ NE ¼, section 28, T32S, R26E, SLPM.
  Crain Lease- UEC entered into a Uranium and Mineral Lease with Nadine Crain on April 19, 2005 for all of section 27, T32S, R26E, SLPM, being 640 acre in area. UEC paid $25,000 for the primary term, which was for five years. The lease was renewed at the expiration of the primary term for a second five year term by UEC paying $50/acre (in effect until April 19, 2015). The lessor (Crain) reserves a production royalty of 6 ¼% of the net proceeds received for uranium in ores and 5% for vanadium in raw, crude form before any processing or beneficiation. EFR purchased the lease from UEC on July 27, 2011 and it was assigned to CPP. CPP will pay UEC a royalty of 4% on the gross proceeds for uranium and vanadium produced from the property after the first 225,000 lbs of U3 O8 is produced.
  Skidmore Lease- A privately held corporation, NUECO, secured an option to lease several mineral lands in the district from J.H. Ranch, Inc. (JHRI) in March 2011. On the 10th of October 2011, NUECO entered into a mining lease with JHRI covering surface and mineral rights in the E ½ section 29, SE ¼ SW ¼ and SW ¼ SE ¼ section 21, NE ¼ NW ¼, N ½ NE ¼, SE ¼ NE ¼, and N ½ SE ¼ section 28, T32S, R26E, SLPM. The lease also covers surface rights in the SW ¼ SW ¼ section 21 and NW ¼ NW ¼ section 28, T32S, R26E where the minerals are owned by the federal government. EFR entered into an agreement with NUECO to purchase the lease on this portion of the JHRI property (referred to as Skidmore) adjacent to the Calliham property on October 7, 2011. Subsequently, the lease was assigned to EFR on October 13, 2011. The primary term of the lease is for 20 years and is renewable. EFR will make payments allocated as 75% advanced royalties and 25 % rental that increase over time, varying from $125,000 in October 2011, $150,000 on the first anniversary, $200,000 on the second anniversary, and $250,000 on the third and fourth anniversaries. Payments will then fall to $10/acre/year. A production royalty will be due JHRI at 12.5% of the fair market value of crude ore. JHRI is also entitled to a small wheeling fee (toll) for any ore produced from any of the other leases that crosses the Skidmore property in the underground mine haulage drifts. This lease is not part of CPP.

  Sage et al. Claims- The 94 claims were staked in accordance with state and federal rules in November 2004 through May 2005, as the price of uranium was beginning to increase, by a private individual, Jim C. Butt. Butt leased the claims to Plateau Resources Limited, Inc. in June 2005. Butt then sold the claims (terminating the lease) to Plateau Resources in March 2006, retaining a royalty of 2.5%. The claim ownership passed to Uranium One Exploration USA, Inc. in April 2007. CPP bought the claims and a Utah State lease as a single transaction from Uranium One on November 22, 2010. Besides the annual BLM claim maintenance fee and annual county recording fees, the royalty in favor of Jim Butt is the only encumbrance on the claims. There are 40 Sage claims in sections 28, 33, 34, and 35, T32S, R26E, SLPM, San Juan County, Utah. In San Miguel County, Colorado there are 13 Red Ant claims, 15 Bear claims, 4 Black Spider claims, 8 Governor claims, and 10 Refund claims (50 total) in sections 25 and 26, T43N, R20W and sections 19, 29, 30, 31, and 32 T43N, R19W, NMPM. The claims are all on BLM land with the land in Utah managed by the Monticello Field Office and the land in Colorado managed by the Dolores Field Office. All federal and county claim fees are paid through August 31, 2012.
  SITLA Leases ML-51145, 51146, and 51963- EFR acquired these three mineral leases from the State of Utah through normal offerings via sealed bids, the first two in November 2007 and the third in February 2011. They cover the SE ¼ section 16, all of section 32, and the N ½ and SW ¼ of section 16, respectively, in T32S, R26E, SLPM. No data from past exploration has been located. These parcels were acquired because of their location near the Calliham Mine and the farther north Silver Bell and Wilson Mines. The lack of data precludes estimating any mineral resources for these parcels, but they are good exploration targets with high potential of discovering mineral resources with drilling. The annual cost to hold these combined leases is presently $1,640. SITLA leases carry a production royalty on the gross value of ore, f.o.b. the mine at a basis of 8% on the uranium and 4% on the vanadium.

  SITLA Lease ML-49301- This lease was purchased by CPP along with the Sage et al. claims from Uranium One in November 2010. It covers all of section 16 (640 acre) and the fractional section 2 (93 acres), T33S, R26E, SLPM. Historic drill data are in CPP’s position for this lease. Like the other SITLA leases it carries a production royalty on the gross value of ore, f.o.b. the mine, at a basis of 8% on the uranium and 4% on the vanadium. The lease was initially granted to Jim C. Butt in March 2004. Butt then assigned the lease to Plateau Resources in July 2006, retaining a royalty to Butt of 1.0%. Subsequently, the lease passed to Uranium One Exploration USA, Inc in April 2007. The additional 1.0% royalty to Butt is CPP’s obligation when production begins from this parcel.

There are two historic uranium-vanadium mines within the project area, the Calliham Mine which accesses the three private leases and the Sage Mine which produced from the claims. The Calliham Mine has been totally reclaimed. Because the portal closure consisted of back-filling for a short distance, it can easily be reopened and rehabilitated. The portal and reclaimed waste rock pile are located on private land that is not part of the Calliham lease. This land surface is owned by Umetco Minerals. EFR has been in negotiations with Umetco in order to purchase this parcel. The Sage Mine has an old permit through the State of Utah Division of Oil, Gas, and Mining (DOGM) still in effect, but has been inactive for about 20 years. Therefore, the permit will require an update before work can resume. It has not been reclaimed, but a large dirt pile was used to cover the portal to prevent access. Both mines are partially flooded, but can be dewatered once permits are obtained. Historic data indicate neither mine encountered enough water to be problematic when operating. See sections 6, 16, 18, and 20 of this report for more detail on the history of the mines, the future plans for rehabilitation, development, and production, and the current permitting process.

5.0 Accessibility, Climate, Local Resources, Infrastructure, and Physiography

The Sage Plain Project property can be accessed from the north, south, and east on paved, all-weather county roads. The nearest towns with stores, restaurants, lodging, and small industrial supply retailers are Monticello, Utah, 26 road miles to the west, and Dove Creek, Colorado, 20 road miles to the southeast. Larger population centers with more supplies and services are available farther away at Moab, Utah (61 road miles to the north) and Cortez, Colorado (54 road miles to the southeast). These towns and roads are shown in Figures 4-1 and 4-2.

U.S. Highway 491 connects Monticello, Utah to Dove Creek and Cortez, Colorado. There are two routes north from this highway to the project. At one mile west of the Colorado/Utah state line (16 miles east of Monticello or 10 miles west of Dove Creek), San Juan County Road 370 goes north for 10 miles to the Calliham Mine portal site drive way. The mine portal is one-half mile east of Road 370, on a private road. An alternate route is to turn north on Colorado Highway 141(2 miles west of Dove Creek) for 9.5 miles to Egnar, Colorado, then turn west on San Miguel County Road H1. Road H1 crosses into Utah at 5.5 miles west of Egnar where it becomes San Juan County Road 356 for 1.2 miles before intersecting San Juan County Road 370. Road 370 would be taken north for 4 miles to the Calliham Mine portal site driveway. Road H1 from Egnar would also be used if one was traveling to the project on Highway 141from farther north in Colorado, such as the EFR field office located in Naturita, Colorado (a total of 62 miles away). EFR also will access the project from its shop at the Energy Queen Mine near La Sal, Utah to the north by traveling east on Utah Highway 46 for one mile from the Energy Queen Mine, then turning south on the Lisbon/Ucolo Road (which becomes San Juan County Road 370) arriving at the Calliham Mine portal site driveway in 33 total miles. Moab, Utah is 26 miles north of the Energy Queen Mine.

These highways and county roads are all well maintained year-round. State Highway shops are located in both Monticello and Dove Creek and there are county road shops in Monticello, La Sal, and Egnar.

The region has a long history of mining, ranching, farming, and oil and gas production. Therefore, even though the regional towns are small, they have adequate services and supplies to support a project the size of the proposed Calliham and Sage Mines. CPP will be able to hire much of its mine labor from within the region. The regional grid of electrical transmission and distribution lines simultaneously supported the mines at the CPP project area plus the large Deremo Mine operated by Umetco Minerals, 2 miles to the southeast, and the Silver Bell and Wilson Mines, 1 ½ miles to the north.

The area is semi-arid. Meteorological data from the Northdale, Colorado station, 10 miles south of the Sage Plain Project, show a recent 30-year normal mean temperature of 46 degrees F (range 31-61 degrees F). The mean annual precipitation for the same 30 years has been 12.26 inches. The closest station for wind data is in Big Indian Valley about 21 miles to the northwest. It shows the dominant directions for wind in the last 10 years is from the east (10.8% of the time) and from the south (8.1%) . The average wind speed is 6.9 miles per hour. All elevations within 4 miles of the Sage Plain Project property support moderate growths of sage and rabbitbrush along with other brush, forbs, cactus, yucca, and grasses. There are localized stands of juniper and piñon pine in the rocky soils and many patches of scrub oak where it has never been cleared. Some areas have no soil or vegetation at all, both in flat areas and in the walls of Summit and Bishop Canyons. Much of the private land has been cleared and is used for livestock grazing. Some land has been cultivated for dry land crops, mainly beans, wheat, or sunflowers. However, most of the cropland now lays fallow or has become overgrown and is used for grazing.

The region of the Sage Plain Project is characterized by a relatively flat plain that is drained by three major regional rivers. Most of the private land is gently sloping, cut by small ephemeral streams that are tributary to Summit Canyon. The unpatented claims are located in the head of Summit Canyon and along the benches on the south side of that canyon easterly to its confluence with its tributary, Bishop Canyon, and continue southward on the west side of Bishop Canyon. Summit Canyon flows northeastwardly to join the Dolores River at Slick Rock, Colorado. The land south of Summit Canyon, including SITLA lease ML-49301, drains to Coal Bed Canyon, a tributary to larger canyons that flow to the San Juan River in southeastern Utah. The western part of the Skidmore lease is in the East Canyon drainage that flows through larger tributaries to the Colorado River to the north and west.

The flatter part of the project area sets at elevations ranging from 6,870 feet at the south edge of ML-49301 to 7,165 feet on the Crain lease, some five miles to the north. The claims along Summit and Bishop Canyons cover much steeper relief with elevations ranging from about 6,500 feet in Bishop Canyon to 7,380 feet on Bishop Point a half mile away (see Figures 4-2).

6.0 History

Uranium-vanadium deposits were discovered in the Morrison Formation 32 miles north of the Sage Plain Project property in Roc Creek canyon, Montrose County, Colorado in1881; the first economic shipment of ore from there was in 1898 (Chenoweth, 1981). This started prospecting and claim staking in the region which resulted in discovery of carnotite deposits in the Salt Wash Member of the Morrison Formation (discussed in Section 7 of this report) along the Dolores River canyon and Summit Canyon near Slick Rock, Colorado around 1900, some 10 miles north of the Sage Plain. In1901, a processing plant was constructed at Slick Rock to extract uranium-vanadium concentrates from the ore and later radium (Shawe, 2011 and Minobras, 1978). Many mines were opened on and near the outcropping deposits. The Slick Rock Mill was replaced in 1905. It and other mills in the region processed ores until about 1923 for both vanadium and principally radium. Ore grades in the Slick Rock area during this time probably averaged 2% U3O8 and 3-4% V2O5. During the same time period, a similar history developed in the Dry Valley District (including East Canyon) 6-14 miles northwest of the Sage Plain Project. Uranium-vanadium deposits were first discovered there in 1904 in section 8, T31S, R25E. Prospecting also discovered deposits in the Salt Wash where it is exposed in the Montezuma Canyon area (about 20 miles to the south), but they were not developed significantly until much later because of their remoteness.

There was little activity in the region until the demand for vanadium increased in the mid-1930s. Shattuck Chemical Company built a new mill at Slick Rock in 1931 and International Vanadium Corporation built one in Dry Valley. Ore here is estimated to have averaged about 0.15% U3O8 and 1.34% V2O5, with a higher average around 0.24% U3O8 to the south in East Canyon. North Continent Mines Company bought the Slick Rock mill and enlarged it in 1934 and operated it until 1943. In the early 1940s, the federal government formed the Metals Reserve Company to facilitate vanadium production. This entity created a buying program, and as a result, many new mines opened in the Salt Wash, and more mills were built, including one at Monticello, Utah. Total vanadium production of the Slick Rock and Dry Valley districts prior to 1946 was in excess of 122,000 tons of ore at an average grade of 2.28% V2O5 containing over 5.5 million pounds V2O5 (Chenoweth, 1981). Almost all of the uranium in the ore went to the tails at the mills until after 1943 when uranium became the focus. The mill at Monticello was altered to allow uranium recovery by the Atomic Energy Commission (AEC) in the late 1940s as were others in the region, spurring the start of the uranium boom. More deposits were found in the Salt Wash (as drilling equipment improved) and mines remained open into the 1950s and early 1960s in the Slick Rock and Dry Valley/East Canyon districts near the Sage Plain Project. Union Carbide built an up-grading mill at Slick Rock in 1956 and operated it until 1970. Between 1948 and 1977, the Slick Rock District produced over 4.1 million tons of ore at grades that averaged 0.25% U3O8 and 1.8% V2O5. These production numbers were summarized from figures reported Minobras Mining Services Company (1978) and Chenoweth (1981).

Uranium-vanadium mineralization was found in outcrops of the Chinle Formation near the south end of Lisbon Valley in 1913, about 13 miles north of the Sage Plain Project, east of Dry Valley. Small production for vanadium occurred sporadically into the 1920s and again in the early 1940s with production for uranium recovery from 1948-1952. Deeper drilling away from the outcrops in 1952 discovered deposits in the Big Indian District 18-23 miles northwest of the Sage Plain Project, including the famous Mi Vida Mine. Those deposits are in the Chinle and Cutler Formations. In the late 1960s, deep drilling (2,600+ feet) on the northeast, down-dropped side of the Lisbon Valley fault found the deposit mined by Rio Algom in its Lisbon Mine. See Section 7.1 for a summary of the geology of the area.

Throughout the 1960s and into the 1970s, drilling on the mesas away from the canyon rims increased in the region, discovering Morrison uranium-vanadium deposits under several hundred feet of cover in the Sage Plain and other areas in the region. Exploration during this time period discovered the large uranium-vanadium deposits of the Deremo Mine, 1 ½ miles southeast of CPP’s Sage Mine, and the Wilson and Silver Bell Mines, ½-to-1 mile north of CPP’s Calliham Mine (adjacent to the Skidmore lease), which were developed by vertical shafts. The Calliham and Sage Mines on the CPP Project property were begun as declines for use by rubber-tired equipment. The area boomed until 1985 when the uranium price decline triggered by the 1979 Three Mile Island nuclear plant incident made most mining in the region unprofitable.

Since the 1940s, the vanadium price was rarely sufficiently high to make mining practical for the vanadium content alone, even though it is about 7 times more abundant than the uranium content in the Sage Plain area deposits. However, the value of the vanadium as a byproduct has always been important to uranium mining within the district as well as in the overall Uravan Mineral Belt.

The two mines on CPP’s Sage Plain Project property were in production in the 1970s to early 1980s by Atlas Minerals. The Calliham Mine property was explored in the early 1970’s by Hecla Mining Company. The Crain lease to the east (the Calliham Mine workings stop about 75 feet short of crossing into the Crain lease) was explored by Truchas and later in the 1970s by Pioneer Uravan. The Calliham lease was acquired by Atlas Minerals and went into production in March 1976. Atlas departed the uranium business in the region in the mid-1980s. The Calliham Mine and associated leases were acquired by Umetco Minerals in 1988 and operated briefly in 1990-1991 during a spike in vanadium prices. Umetco was also operating the Silver Bell and Wilson Mines. During Umetco’s tenure the Calliham Mine produced 13,300 tons of ore averaging 0.21% U3O8 (~56,000lbs U3O8) and 1.29% V2O5 (~343,000 lbs V2O5). This ore was milled at the White Mesa Mill in Blanding, Utah, 54 road miles away. (The White Mesa Mill is currently owned by Denison Mines. It is processing ore from several of their mines and does have an ore buying program available for other producers in the area.) Over the life of the Calliham Mine, much of its ore was milled at the Atlas mill in Moab, Utah.

Atlas reported a combined production from the two mines of 41,541 tons of ore and 48,142 tons of waste during the last year of operation in 1981, with the majority of this production probably coming from the larger Calliham Mine. The historical production prior to Umetco’s purchase, is not presently known.. Butt Mining reportedly mined 3,000 tons of ore from the Sage Mine in 1990 when vanadium prices were relatively high, but the mine has otherwise remained inactive up to the current time. The Sage Mine’s historic production, prior to Butt’s operation, is not known. Both mines ceased production due to depressed prices, not because they were depleted.

The largest mine in the Sage Plain District (and one of the largest anywhere in the Salt Wash) is the Deremo Mine, about 1½ mile southeast of the Sage Mine. It produced 1,983,000 tons of ore at grades of 0.17% U3O8 (~7,000,000 lbs U3O8) and 1.59% V2O5 (~63,000,000 lbs V2O5). Two other large mines, the Silver Bell and Wilson Mines, (now reclaimed) are a half mile north of the Skidmore portion of the Calliham Mine.

7.0 Geological Setting and Mineralization

7.1 Regional Geology

The Colorado Plateau covers nearly 130,000 square miles in the Four Corners region (Figure 7-1). The Sage Plain Project and other properties currently held by EFR lie in the Canyon Lands Section in the central and east-central part of the Plateau in Utah and Colorado. The Plateau’s basement rocks are mostly Proterozoic metamorphics and intrusive igneous rocks. Figure 7-2 shows the stratigraphic column for units of Pennsylvanian age through Cretaceous age. The area was relatively stable throughout the early part of the Paleozoic, being a shelf on which miogeosynclinal sediments were deposited. The northwest-trending Paradox Basin formed in Pennsylvanian time, bounded by the Uncompahgre Uplift 45 miles to the northeast. The Paradox Basin received deposition of marine sediments, including thick evaporites (Hermosa Formation). The Paradox Basin was filled by middle Permian time; however the Uncompahgre continued to be a highland shedding abundant coarse clastic, arkosic debris (Cutler Formation) as the basin slowly subsided. The region continued to receive fluvial and lacustrine sediments (Moenkopi and Chinle Formations) during the early Mesozoic Era with minor erosional periods locally. The region dried considerably in late Triassic and early Jurassic and large dune fields formed at different times resulting in deposition of predominantly sandstone of eolian and fluvial origin (Wingate, Kayenta, Navajo, and Entrada formations). The buried Pennsylvanian evaporites, influenced by basement faulting and sediment loading, flowed into a series of northwest-trending diapiric anticlines. Flowage of the salt was erratically active from Permian through late Jurassic, thereby affecting deposition of the Triassic and early Jurassic sediments, including the flow of the streams that deposited the Salt Wash Member of the Morrison Formation, host of the uranium-vanadium deposits in the Sage Plain Project area. The source of the sediments changed during this time from the earlier eastern source to a western dominated source. Volcanic ash from a couple of volcanic episodes to the west settled over the area, as well (upper part of the Chinle and the Brushy Basin Member of the Morrison Formation). Early Cretaceous deposition transitioned from terrestrial to marginal marine (Burro Canyon and Dakota formations). In Late Cretaceous time a large seaway occupied the region where thick marine black shales were deposited (Mancos Shale). Near the end of the Cretaceous, alternating regressions and transgressions of the sea lead to thick littoral sandstones interbedded with marine shales (Mesa Verde group), later covered by fluvial and lacustrine sediments in the early Tertiary.

The regional structure is dominated by the numerous salt anticlines to the north. These are separated by synclines trending northwest, as are the anticlines. Locally there are faults of significant displacement bounding the anticlines. To the south, the Sage Plain slopes at a shallow dip southwesterly toward the Blanding Basin with the western edge being interrupted by the domal structure of the Abajo Mountains.

Some twenty miles west of the Project area are the Abajo Mountains. These consist of Tertiary laccoliths intruded about 25 million years ago into several different horizons of Paleozoic and Mesozoic sedimentary rocks. Other similar mid-late Tertiary intrusions are located 30 miles to the north (La Sal Mountains), 45 miles to the east (Lone Cone), and 45 miles to the south (Ute Mountain). Diorite porphyry is the dominant rock type, with minor monzonite porphyry and syenite intruded later.

The Cretaceous marine Mancos Shale and younger rocks have been removed from the Project area by mid-late Tertiary and later erosion. The laccolithic mountains were uplifted in the late Tertiary, concurrently with the collapse and erosion of the salt anticlines. Deep canyon cutting occurred nearby, continuing through the Pleistocene. Sedimentary rocks exposed in the 2,000 feet deep Dolores River Canyon, 11 miles to the east, range from the Permian Cutler to the Cretaceous Dakota.

Figure 7-2 is a stratigraphic column of the rock units exposed in the Slick Rock, Colorado area and underlying the Sage Plain, Utah area. At the Project area, the top of the Precambrian basement is probably about 10,650 feet deep. The Paleozoic erathem accounts for about 8,100 feet of this and the Triassic and lower Jurassic systems below the Morrison Formation are about 1,600 feet thick. The Morrison Formation and overlying early Cretaceous rocks are about 950 feet thick.

Major uranium deposits of the east-central Colorado Plateau occur principally in two of the fluvial sequences. The older one is located at or near the base of the upper Triassic Chinle Formation. Areas of uranium deposits occur where the basal Chinle consists of channels filled with sandstone and conglomerate that scoured into the underlying sediments. This channel system is known as the Shinarump Member in southern Utah. Farther north in eastern Utah, the basal member of the Chinle is a younger channel system known as the Moss Back. This is the host of the bulk of the ore mined from the nearby Big Indian District (Lisbon Valley, 13-23 miles to the north). The Chinle deposition followed a period of tilting and erosion; therefore, the basal contact is an angular unconformity. Where the Chinle channels are in contact with sandstones of the Permian Cutler Formation (i.e., the Moenkopi has been removed), good uranium deposits locally occur in the Cutler as well.

The other significant Colorado Plateau uranium deposits occur in the late Jurassic Morrison Formation. The Morrison comprises three members in the Sage Plain area. The lowest member, the Tidwell (8-15 feet thick), is a red mudstone with a thin sandstone bed and was formerly mapped as the upper part of the Summerville Formation. The Salt Wash (~350 feet thick), is the main uranium host. The upper part of the Morrison is the Brushy Basin Member (350-500 feet thick). The Salt Wash consists of about equal amounts of fluvial sandstones and mudstones deposited by meandering river systems. The Brushy Basin was deposited mostly on a large mud flat probably with many lakes and streams. Much of the material deposited to form the Brushy Basin originated from volcanic activity to the west. The majority of the uranium production has come from the upper sandstones of the Salt Wash Member known as the Top Rim (historically referred to as the “ore-bearing sandstone” or OBSS).

Uranium occurrences have been found throughout most of the Colorado Plateau; however, there are numerous belts and districts where the deposits are larger and more closely spaced (Figure 7-3). In addition to the uranium, many of the deposits contain considerable amounts of vanadium. In some districts the vanadium content is ten times or more than the uranium content. In general, the Cutler and Shinarump ores contain very little vanadium, whereas the Salt Wash deposits usually contain large amounts of vanadium. The V2O5:U3O8 ratio averages about 4:1, and can range up to 15:1 in parts of the Uravan Mineral Belt. The economics of the Salt Wash deposits are obviously enhanced by the vanadium content, even when vanadium prices are lower than at present. The south end of the Uravan Mineral Belt, where the Sage Plain Project is located, contains mines where the V2O5:U3O8 is often greater than 7:1. The average V2O5:U3O8 for ore from the life-of-mine of the nearby Umetco Deremo Mine is 9.2:1 (personal communication, Tony Bates, former Umetco mining engineer). In the Dry Valley District to the north, the ratio of ore produced 1956-1965 was 7.5:1; in contrast, the vanadium values decrease in the Montezuma Canyon area to the south to a low ratio of 1.3:1 (Doelling, 1969). The values used for resource projections in this document when direct vanadium assays are absent are based on other historic Umetco resource reports, more thoroughly described in section 14. This ratio cannot be guaranteed and must be used only as a historical estimator for vanadium mineralization potential.

7.2 Local Geologic Detail

The only geologic unit exposed over most of the property of the Sage Plain Project is the Cretaceous Dakota Formation. (The lithology of this and the underlying stratigraphy is discussed below.) The Dakota crops out as small isolated windows through the wind-blown sandy soil and as narrow bands along shallow gulches. On the Sage claims in the head of Summit Canyon, the Cretaceous rocks are better exposed, including the Burro Canyon Formation in its entirety along with the Jurassic Brushy Basin Member of the Morrison Formation. More erosion in Summit Canyon to the east and in Bishop Canyon has exposed the lower, Salt Wash Member of the Morrison Formation. The eastern row of Governor Claims covers land to the bottom of Bishop Canyon in section 30, T43N, R19W, where older sedimentary rocks are also exposed including the Summerville Formation and Entrada Sandstone. A red shaley unit, the Carmel Formation, underlies the Entrada, but is not always mapped separately. Summit Canyon cuts deep enough to expose the Navajo and all Triassic rocks (Kayenta, Wingate) through much of the Chinle, but not the Moss Back Member horizon, in less than two miles downstream to the north (Shawe, et al., 1968). To the northwest of the Calliham Mine about 6 miles, East Canyon has cut deep enough to expose the Brushy Basin Member. As East Canyon continues getting deeper for the next 5-6 miles to the northwest, it exposes the Salt Wash, with many small historic uranium-vanadium mines located in this area, and the underlying units down through the Entrada.

Rocks of interest in the subsurface at the Sage Plain Project range from the Permian Cutler Formation to the Dakota (Figure 7-2). The units are described in more detail below. Figure 7-4 is derived from portions of the published USGS geologic maps of this area (Cater, 1955 and Hackman, 1952) and results of 2011 CPP drilling and field work. Figure 7-5 shows a generalized cross section of the area adapted from Shawe (1968).

The Dakota Sandstone consists of interbedded reddish- and yellowish-brown sandstone and conglomerate with beds of gray-to-black carbonaceous shale containing discontinuous thin coal seams. Brown-to-light brown/grey mudstone/siltstone intervals are predominantly thin and are most common as splits between larger sandstone beds. It can be up to150 feet thick where all units are present. It was overlain by the thick marine Mancos Shale. On the Sage Plain, the Mancos and most of the Dakota were eroded prior to deposition of the Quaternary soils. CPP’s geologists have logged the remnant Dakota in recent drill holes in the northern part of the project area to be 0-45 feet with 5-10 feet of coal on the Skidmore lease. At the Sage Mine property, the drilling completed in 2011 found the Dakota cap to be thin, 0-10 feet, with intermittent exposure having similar features as the underlying Burro Canyon Formation, making it hard to distinguish.

The Burro Canyon Formation is composed mostly of light-brown and grey-to-off-white sandstones with interbedded cherty conglomerates, usually forming thick beds across the project area. Interbedded green and purplish and brown-to-grey mudstones and occasional thin limestone beds separate the sandstone units. The individual sandstone/conglomerate beds vary from 5-60 feet, and the shale/mudstone layers are from 5-30 feet thick. The entire unit where overlain by Dakota is about 140-170 feet thick at the Calliham Mine properties and about 190-225 feet thick at the Sage Mine property. It locally holds perched water at the base of sandstone beds, particularly the lowest one. The Burro Canyon forms cliffs along the rim of Summit and Bishop Canyons. Erosion in these canyons exposes the complete section of the Burro Canyon.

Beneath the Burro Canyon lies the Brushy Basin Member of the Morrison Formation. The Brushy Basin (about 90%) is reddish-brown and gray-green mudstone, claystone, and siltstone composed of clays derived from detrital glassy volcanic debris originating from volcanic activity to the southwest (Cadigan, 1967). This material settled on a large floodplain, and fine-grained clastic material is interbedded with a few channel sandstones and conglomerates. These coarser clastic beds are usually lenticular. The Brushy Basin also contains a few thin fresh-water limestone beds, some of which have been silicified. Devitrification of the volcanic ash may have been a major source of the uranium that leached downward into the Salt Wash Member sandstones and weakly mineralized some of the Brushy Basin sandstone lenses. The Brushy Basin is 420-460 feet thick across the Calliham properties and 350-405 feet thick at the Sage Mine property. The difference in thicknesses is linked to the thickness of the Burro Canyon, where the Brushy Basin is thinner, the Burro Canyon is thicker. The sandstones can be aquifers. The Brushy Basin crops out on the claims in the upper slopes of Summit Canyon and Bishop Canyon, as far west as the NE ¼ of section 33, T32S, R26E. However, much of it is covered by large boulders of the overlying Burro Canyon and landslide debris. Good exposures can be seen locally in the walls of the Summit Canyon farther northeast.

The Salt Wash Member of the Morrison Formation consists of interbedded fluvial sandstones (about 60%) and floodplain-type mudstone units (40%). The Salt Wash sandstones are usually finer-grained than Brushy Basin sandstones. They are varieties of orthoquartzite, arkose, and tuffs. Major detrital components are quartz, feldspars, and rock fragments. Minor components include clays, micas, zircon, tourmaline, garnet, and titanium and iron minerals. The cement is authigenic silicates, calcite, gypsum, iron oxides, and clays. The Salt Wash sandstones usually crop out as cliffs or rims, whereas the mudstones form steep slopes in Summit and Bishop Canyons. These intervening mudstones contain considerable volcanic ash, similar to the Brushy Basin mudstones. Generally in the upper part of the Salt Wash, the numerous channel sandstones have coalesced into a relatively thick unit referred to as the Top Rim. The upper sandstone unit is much more resistant to erosion than the overlying Brushy Basin and often forms a bench in the canyon walls. Similarly, there is a thick sequence of channel sandstones at the base of the member called the Bottom Rim. Usually there are several thinner sequences or lenticular channel sandstones in the central part of the member which are termed Middle Rim sands. The largest deposits in the Uravan Mineral Belt and elsewhere in region are in the Top Rim, commonly referred to as the OBSS. The Salt Wash is up to 350 feet thick in the area of the Sage Plain Project. The upper part is exposed near the Sage Mine portal in the NE ¼ section 34, T32S, R26E. It is exposed in its entirety only on the eastern most claims in Bishop Canyon in section 29, T43N, R19W. Beginning just south of here, good exposures of the upper sandstones (OBSS) and the rest of the Salt Wash, along with numerous historic mines, can be seen for several miles to the northeast, in the walls Summit Canyon.

The streams that deposited the Salt Wash sandstones flowed mostly in large meander belts across an aggrading, partly eroded plain with varying subsidence rates. The source area for most of the Morrison Formation was a highland about 400 miles to the southwest. The rocks eroding in the source area included volcanic, intrusive igneous, metamorphic, and minor sedimentary strata. Salt Wash streams flowed generally northeastward (Figure 7-6); however, some of the channel systems were obviously locally diverted by contemporaneous uplifting of the salt-cored anticlines. The Dolores Anticline five miles to the north does not have as much structural relief as most salt anticlines and appears to not have altered the direction of the Salt Wash to the extent of most anticlines. The direction of the main channel system (meander belt) at the Project area appears to be northeast. However, the influence of the Dolores Anticline might still be significant in that it possibly slowed stream flow, enhanced meandering, causing an increased occurrence of point bars and oxbow lakes, and the resultant abundant deposition of plant material. During burial, these carbon rich zones probably contained trapped, reduced waters which helped facilitate uranium precipitation.

The Salt Wash sandstones exhibit several facies and sedimentary features. These features can be seen in some outcrops, sometimes in drill core, and in underground mines. However, these features are usually too thin to be identified in borehole logs, such as neutron, induction, or resistivity logs. Large cross-bedding is common indicating stream thalwegs. Flat, thin bedding of low energy areas can be seen along with apparent levies and crevasse splays. Channel scouring is also common as are the associated point bar deposits of the meandering streams. The point bars are characterized by mudstone galls which are rip-up clasts from the scouring on the outside of previous meanders. The sand grains become finer upward. There are often abundant logs and other carbonaceous plant material in the point bars, which make this facies or close proximity a prime location for uranium deposition.

The recent drilling by CPP at the Sage Plain Project shows the Top Rim interval consists of sandstone beds, varying widely from multiple 10-30 feet thick beds to single massive beds 30-70 feet thick. Multiple sandstone beds within the Top Rim are separated by thicker mudstones up to 15 feet thick and the massive beds typically end with thick mudstones, usually signifying the bottom of the Top Rim. Sandstone grain size on average is fine to medium, which is somewhat coarser than in the Uravan Mineral Belt. The thinner multiple sandstone beds of the Top Rim within the project area tend to be very-fine to fine grained. CPP’s 2011 drilling proved strong east-west and northeast-southwest trending mineralized areas in the Salt Wash member of the Morrison Formation. This drilling program will be discussed in detail in Section 11.

Fossils in the Morrison include petrified wood and carbonized plant material, dinosaur bone, tracks, and embryos, and sparse microfossils in the thin fresh-water limestone beds.

The Morrison overlies the Jurassic and Triassic San Rafael and Glen Canyon Groups. These consist of several hundred feet of red beds. The uppermost is the reddish-brown, thinly bedded mudstone and shale of the Summerville Formation, containing a few thin, slabby sandstone beds. It is about 90 feet thick. Small exposures of the Summerville exist only along the lower slopes of Bishop Canyon. It is the oldest stratigraphic unit exposed on the project property. Underlying the Summerville is the eolian Entrada Sandstone, some 90-150 feet thick. The Entrada does not crop out within the property boundary, but does immediately downstream in Bishop Canyon. It overlies the red shale beds of the thin Carmel Formation. The upper unit of the Glen Canyon Group is the Navajo Sandstone. It is light-brown, massive, cross-bedded eolian sandstone. Its thickness in the region is variable (175-200 ft), pinching out against most salt anticlines. The Navajo is above the Kayenta Formation. The Kayenta is up to 175 feet thick and composed of lenticular sandstones interbedded with minor siltstones, shales, and conglomerates. The basal unit of the Glen Canyon Group is the Wingate Sandstone. It also is massive eolian sandstone over 270 feet thick.

The Chinle Formation of Late Triassic age consists of bright red and red-brown mudstone and siltstone containing lenticular sandstones in the middle part, as well as thin beds of limestone-pebble conglomerate. The thickness of the Chinle varies greatly in the area, partly due to salt movement, and is about 600-650 feet at the Project. Important uranium deposits occur in the basal, calcareous, gray conglomerate (Moss Back Member) which has been mined 13-23 miles north of the Sage Plain Project property. Minor amounts of vanadium occur with the uranium in southern Lisbon Valley (0.47% V2O5). Nearly 78 million pounds of U3O8 (averaging 0.30% U3O8) have been produced from the Moss Back (Chenoweth, 1990), mostly on the southwest limb of the Lisbon Valley anticline (southwest side of Big Indian Valley), which is the upthrown side of the Lisbon Valley Fault. One large mine, the Rio Algom Lisbon Mine, produced from approximately 2,700 feet deep on the down dropped side of the Lisbon Valley Fault (Huber, 1981). The basal Chinle beds at the Sage Plain Project area are greater than 2,300 feet deep. Potential for Chinle uranium deposits has not been explored at the Project area. The authors of the Cortez Quadrangle NURE report (Campbell et al., 1982) did not consider this area favorable for Chinle uranium deposits based on scattered oil well data. Other companies have done minor exploration for Chinle deposits a few miles to the north. Uranium mineralization has been found there, but not in economic quantities.

Unconformably underlying the Chinle is the Triassic Moenkopi Formation. It is an evenly bedded, chocolate-brown shale and mudstone unit containing thin bedded ripple-marked sandstones, sporadic limestone lenses, and gypsum layers. Most salt anticlines were active following Moenkopi deposition, so it was mostly removed by erosion in the Big Indian District (Huber, 1981) to the north. Scattered oil well data near the Sage Plain Project indicate about 120 feet of Moenkopi lays beneath the Chinle (Shawe, 1968).

The Permian Cutler Formation was deposited as a thick clastic wedge derived almost entirely from the Precambrian rocks of the ancestral Uncompahgre Uplift. It contains a variety of rock types from mudstones to conglomerates lain down in different depositional environments. Where sandstones lie subjacent to the Moss Back in the Lisbon Valley-Big Indian District, uranium deposits locally occur. One theory is the uranium migrated down dip into the Cutler sandstones from the Moss Back. Another theory is the uranium migrated up dip and precipitation was facilitated by reducing conditions produced by hydrogen sulfide leakage from deeper sediments. In the Cortez Quadrangle NURE report (Campbell et al., 1982), the authors indicate the Sage Plain Project area contains facies of the Cutler they think are favorable for uranium deposits. However, the possible lack of overlying favorable Chinle and the 100+ feet of Moenkopi present would preclude formation of uranium deposits if the first theory of downward migration is correct. At the present, though, the Cutler remains an untested potential host in the project area. Drilling to examine this stratigraphic horizon would be in excess of 2,500 feet deep. The Cutler overlies the limestones, clastics, and evaporites of the Pennsylvanian Hermosa Formation or the thin transitional Rico Formation, if present.

Structurally, the immediate area of the Sage Plain Project is very simple. The sedimentary sequence dips at a slight amount, usually less than 2 degrees to the southwest toward the Blanding Basin. The dip is the result of the northwest-trending salt-cored Dolores Anticline, the axis of which is about 5 miles northeast of the Project area. The other limb of the anticline dips much steeper, about 9 degrees to the northeast for 7 miles to the axis of the sub-parallel Disappointment Valley Syncline (See Figure 7-5). Nowhere along the axis of the Dolores Anticline does the salt breach the surface as it does in numerous other salt anticlines in the Paradox Basin; therefore it has not collapsed to the extent of the others. The Dolores zone of faults occurs on the northeast limb, mostly as small displacement, en echelon grabens, 8 miles northeast of the property. Another zone of faults defines the Glade graben about 16 miles to the southeast near and crossing the anticlinal axis, possibly related to some dissolution of salt. This zone has been projected westerly in the subsurface a few miles south of the Project area (Shawe, 1970). The axis of the Dolores Anticline plunges to the northwest. It re-emerges in that direction as the axis of the Lisbon Valley Anticline, a much more complex structure.

7.3 Mineralization

Mineralization trends of the Sage Plain area are shown in Figure 7-6. The uranium- and vanadium-bearing minerals in the Salt Wash Member of the Morrison Formation occur as fine-grained coatings on the detrital grains, they fill pore spaces between the sand grains, and they replace some carbonaceous material and detrital quartz and feldspar grains.

The primary uranium mineral is uraninite (pitchblende) (UO2) with minor amounts of coffinite (USiO4OH). Montroseite (VOOH) is the primary vanadium mineral, along with vanadium clays and hydromica. Traces of metallic sulfides occur. In outcrops and shallow oxidized areas of older mines in the surrounding areas, the minerals now exposed are the calcium and potassium uranyl vanadates, tyuyamunite, and carnotite. The remnant deposits in the ribs and pillars of the old mines show a variety of oxidized minerals common in the Uravan Mineral Belt. These brightly-colored minerals result from the moist-air oxidation of the primary minerals. Minerals from several oxidation stages will be seen, including corvusite, rauvite, and pascoite. Undoubtedly, the excess vanadium forms other vanadium oxides depending on the availability of other cations and the pH of the oxidizing environment (Weeks et al., 1959). The Sage and Calliham Mines have been standing full of water for at least ten years, so no direct observations have been made of the mine workings. Fragments of ore can be found in the un-reclaimed waste rock pile at the Sage Mine. Samples of this material show some of the vanadates mentioned above.

Some stoping areas in the Sage and Calliham Mines as well as the nearby Deremo Mine to the east and the Silver Bell and Wilson Mines to the north are well over 1,400 feet long and several hundred feet wide. The Indicated Mineral Resources of the Sage Plain Project properties identified through drilling are of similar size. Individual mineralized beds vary in thickness from several inches to over 10 feet.

Top Rim sandstone is quite variable because of its depositional nature but can usually be distinguished by it typically being the first thick sandstone encountered after the Brushy Basin. Across the project are, the individual beds only locally correlate from hole to hole, however, the elevation of the horizon as a whole at which the first thick sandstone bed is intercepted is fairly consistent. The Top Rim consists of sandstone beds, varying widely from multiple 10-30 foot beds to single massive beds 30-70 feet thick. Multiple sandstone beds within the Top Rim are separated by thicker mudstones up to 15 feet thick and the massive beds typically end with thick mudstones, usually signifying the bottom of the Top Rim. Sandstone grain size on average is fine to medium, which is somewhat coarser than in the Uravan Mineral Belt. The thinner multiple sandstone beds of the Top Rim within the project area tend to be very-fine to fine grained. One exception to the fairly consistent elevation of the Top Rim sandstone is in holes SP-11-001 and SP-11-002, where the mineralized horizon is within a sandstone bed about 50 feet higher than expected. This interval is still considered to be in the Top Rim. The interpretation of this anomaly is that locally the upper channel sandstone of the Top Rim is thicker than similar thin sandstones at this stratigraphic horizon and there is an abnormally large mudstone split separating the top most sandstone and the underlying sandstone beds. In hole SP-11-003, a quarter mile away, the mineralized part of the Top Rim elevation is consistent with the Sage Mine workings and other resources in the project area and the uppermost sandstone is again thinner.

Kovschak and Nylund (1981) report no apparent disequilibrium problems in the mines of the La Sal area. Disequilibrium has not been reported as a significant problem in the Slick Rock District either. Therefore, CPP has no reason to anticipate any disequilibrium conditions within the Sage Plain Project property. Nonetheless, CPP is relying partly on historic and recent drilling results from downhole gamma logging (i.e., eU3O8) and greater confidence will come when any issues with disequilibrium are better established through sampling in the mines or with core drilling.

8.0 Deposit Types

The Sage Plain Project uranium-vanadium deposits in the Jurassic Salt Wash Member of the Morrison Formation are sandstone-type deposits that fit into the U.S. Department of Energy’s (DOE) classification as defined by Austin and D’Andrea (Mickle and Mathews, 1978) Class 240-sandstone; Subclass 244-nonchannel-controlled peneconcordant. Any future deep drilling to explore for deposits in the Permian Cutler Formation would also target this class of deposit. Such deep drilling would penetrate the slightly shallower Triassic basal Chinle Formation (Moss Back Member). Deposit targets in the Chinle would fit the DOE classification as Class 240-sandstone; Subclass 243- channel controlled peneconcordant. These classes are very similar to those of Dahlkamp (1993) Type 4-sandstone; Subtype 4.1 - tabular/peneconcordant; Class 4.1.2 (a) Vanadium-Uranium (Salt Wash type) and Class 4.1.3 -basal-channel (Chinle type).

The Sage Plain and nearby Slick Rock and Dry Valley/East Canyon districts uranium-vanadium deposits are a similar type to those elsewhere in the Uravan Mineral Belt. The Uravan Mineral Belt was defined by Fischer and Hilpert (1952) as a curved, elongated area in southwestern Colorado where the uranium-vanadium deposits in the Salt Wash Member of the Morrison Formation generally have closer spacing, larger size, and higher grade than those in adjacent areas and the region as a whole (Figure 7-3). The location and shape of mineralized deposits are largely controlled by the permeability of the host sandstone. Most mineralization is in trends where Top Rim sandstones are thick, usually 40 feet or greater.

The Sage Plain District appears to be a large channel of Top Rim sandstone which trends northeast, as one of the major trunk channels that is fanning into distributaries in the southern portion of the Uravan Mineral Belt. The Calliham/Crain/Skidmore (Calliham Mine) and Sage Mine deposits, as well as nearby Deremo and Wilson/Silverbell mines appear to be controlled by meandering within this main channel. Figure 7-6 is a generalized map of the Slick Rock channel system after Ethridge et al. (1980). Figure 8-1 shows the property boundary with the subject leases and claims and previous operator’s drilling along with the CPP drilling and resource blocks. Offset drilling for verification and fill-in exploration by CPP in the fall of 2011 shows persistent mineralization at the horizon of the historic mine workings and other horizons that can easily be accessed from those underground workings. Figure 8-2 is a cross-section showing these relationships. A complete discussion and details of the drilling results and conclusions are presented in Section 10 in this report.

Most of the Uravan Mineral Belt districts consist of oxidized sediments of the Morrison Formation, exhibiting red, hematite-rich rocks. Individual deposits are localized in areas of reduced, gray sandstone and gray or green mudstone (Thamm et al., 1981). The Morrison sediments accumulated as oxidized detritus in the fluvial environment. However, there were isolated environments where reduced conditions existed, such as oxbow lakes and carbon-rich point bars, referred to as carbon facies rocks by Shawe (1976). During early burial and diagenesis, the through-flowing ground water within the large, saturated pile of Salt Wash and Brushy Basin material remained oxidized, thereby transporting uranium in solution. When the uranium-rich waters encountered the zones of trapped reduced waters, the uranium precipitated. Vanadium may have been leached from the detrital iron-titanium mineral grains and subsequently deposited along with or prior to the uranium.

The habits of the deposits in the Sage Plain area have been reported to be typical of the Uravan Mineral Belt deposits. Where the sandstone has thin, flat beds, the mineralization is usually tabular. In the more massive sections, it “rolls” across the bedding, reflecting the mixing interface of the two waters. This accounts for the fact that there are several horizons within the Top Rim that are mineralized. Very thin clay layers on cross beds appear to have retarded ground water flow, which enhanced uranium precipitation. The beds immediately above mineralized horizons sometimes contain abundant carbonized plant material and green or gray clay galls. The mudstone beds adjacent to mineralized sandstones are reduced, but can grade to oxidized within a few feet. Lithology logs by CPP geologists for the 2011 drilling on the Project property record these same characteristics. There are no significant differences between mineral depositional habits in the Top Rim and those in lower Salt Wash sands. CPP drilling indicated mineralization occurs along with carbon “trash” zones in several drill holes, especially in hole CH-11-005.

The thickness, the gray color, and pyrite and carbon contents of sandstones, along with gray or green mudstone, were recognized by early workers as significant and still serve as exploration guides. Much of the Top Rim sandstone in the Sage Plain Project area exhibits these favorable features; therefore, portions of the property with only widely-spaced drill holes hold potential. However, without the historic drill data, it cannot be determined where sedimentary facies are located (e.g., channel sandstones thin and pinch-out, or sandstone grades and interfingers into pink and red oxidized sandstone and overbank mudstones). Furthermore, locations of interface zones of the oxidized and reduced environments are hard to predict. Until more historic data are obtained and/or more drilling occurs on the property away from the historic mines, these outlying areas remain exploration targets.

9.0 Exploration

Outcrops within a few miles of the Sage Plain Project were explored by prospectors in the early 20th century for their radium and vanadium content. Uranium exploration in the region began in the mid-1940s (see Section 6 of this report for a more detailed history). Exploration by drilling progressed to the mesa tops as drilling equipment improved in the 1950s and 1960s. The deposits in the Sage Plain area were found and developed by other operators in the late 1960s and early 1970s. The area around the CPP mines was extensively drilled in the 1970s and early 1980s.

During the operation of the underground mines, extensive stoping occurred. As the ore died-out in portions of the mines, longhole drilling was done for exploration of the continuation of the ore, often with good success. Much of the Mineral Resource reported in this report for the Calliham Mine was identified this way.

CPP’s geologic staff evaluated the historic data. Based on this, a seventeen-hole rotary drill program (~11,300+ feet) was then designed and permitted by CPP in the fall of 2011. Seven holes were drilled at the Sage Mine property to confirm historic map data and explore for a possible east-west channel connecting the mine to a mineralized body to the west. Two holes testing the historically defined mineralized body confirmed the historic map data and one exploration hole intersected high-grade mineralization between the mine workings and the western mineralized body. Ten holes were drilled across the Calliham Mine properties (five on the Calliham Lease, three on the Skidmore Lease, and two on the Crain Lease) to confirm historic map data and expand known mineralization. Eight of the ten holes had significant mineralization, indicating the historic map data to be correct. One hole specifically targeted the Calliham Mine workings and another to test for the shallowest aquifer. The hole targeting the mine workings intersected the mine, as expected, adding more proof that the historic map data for the Calliham Mine are accurate.

10.0 Drilling

As mentioned above, most of the drilling on the Calliham and Sage Mine properties was performed by the previous operators, namely Hecla, Atlas, Pioneer, and Truchas. There have been approximately 313 holes drilled on the Calliham lease, 300 on the Crain lease, 487 on the Skidmore lease, and 199 on the claims near the Sage Mine. A considerable, but unknown amount of drilling occurred historically on the eastern part of the claims along the benches of Summit and Bishop Canyons. More than 50 holes were drilled on the SITLA ML-49301 parcels. It is likely a few holes were drilled over the years on the other SITLA land of the Sage Plain project in sections 16 and 32, T32S, R26E. CPP has not yet acquired data on those two sections. Several hundred more holes were drilled north and east on land not controlled by EFR. Union Carbide’s preferred method of exploration at the nearby Deremo Mine in the 1970s and early 1980s was to rotary “plug” drill through the upper part of the hole, then core through the Top Rim uranium-bearing sandstone horizon. This allowed the company to do assays for both uranium and vanadium. Holes then usually were logged with a natural gamma probe for radiometric uranium grades.

CPP has in its possession several maps showing the location of holes on and surrounding the Project properties, but the company at this date has not acquired any gamma logs for these holes. The Atlas, Pioneer, and Umetco drill maps and mine maps with longhole data are deemed to be accurate. However, without logs it is not possible to verify calculations of mineral intercepts. Alternate interpretations would be possible, especially in the thickly mineralized holes, if logs could be examined. CPP does not possess, nor have the company’s geologists seen, any original core obtained from the past drilling episodes.

CPP conducted two drilling projects, one on the Sage Mine claims and one across the three Calliham Mine leases to verify some of the historic map data (drill hole intercepts), and to obtain more stratigraphic information for mine planning. Seven holes were drilled by CPP on the Sage Mine claims in October, 2011 totaling 4,873 feet. The drilling was successful in meeting the objectives of confirming the accuracy of the historic data and verifying a historically defined mineralized body. One hole exploring a possible mineralized trend connecting the mine to the western mineralized body intercepted 2.0 feet of 0.407% eU3O8. Another hole intercepted mineralization greater than 1.0 foot of 0.16% eU3O8. The remaining four holes were weakly mineralized (0.028% eU3O8 or less) or barren.

Ten holes were drilled by CPP across the three Calliham area leased properties in December, 2011 totaling 6,465 feet. This drilling was also successful in meeting the objectives of confirming the accuracy of the historic data and expanding known mineralized areas. Four holes intercepted mineralization greater than 1.0 foot of 0.20% eU3O8, and four other holes intercepted mineralization greater than 1.0 foot of 0.10% eU3O8. One hole was intentionally drilled into the mine workings so a water sample could be collected to aid in water treatment planning. This hole also intercepted mineralization greater than 1.0 ft of 0.10%eU3O8 about 5 feet above the mine back elevation By hitting the mine workings, the accuracy of the historical mine maps is confirmed yet again.

Cuttings were logged with particular attention to sandstone color, carbon content, and interbedded mudstone characteristics. The holes were probed using a natural gamma tool along with resistivity and spontaneous potential logs when the holes contained water. An induction tool was used in holes that were dry. All holes were also logged with a deviation tool. Even though the digitally recorded data displays estimated U3O8 content, the gamma logs were interpreted and mineralization calculated using the proven AEC method (area under the curve times the k factor equals the grade multiplied by the thickness (Scott et al., 1960)). It is believed that previous operators also used this method, or a close variant of it. The Colorado Plateau Logging, LLC tools were calibrated at the U.S. Department of Energy (DOE) test pits in Grand Junction, Colorado on August 24, 2011.

11.0 Sample Preparation, Analyses, Security

EFR has not conducted widespread and definitive sampling on the Sage Plain project. Previous underground mining activity, which resulted in development drifting and production at the two mines, will not be available for sampling until the mines are dewatered and the declines are rehabilitated. The estimation of resources in this report has relied upon documentation from earlier operators and the CPP 2011 drilling program. CPP employed a conventional combination of rotary drilling, geologic logging, and downhole electric and radiometric logging in its field program.

Because CPP has not performed bulk sampling to date in the mine workings, the results of historical preparation techniques and analyses for these properties have been relied upon as being reasonably accurate. These tasks were performed by personnel of Atlas and Umetco who were experienced in uranium exploration and mining, sampling, and analytical methods, and the summary data appear to be in conformity with technological standards at the time.

CPP collected samples from 7 holes during its 2011 drilling, amounting to 31 5-foot intervals of the rotary drill cuttings. Results from the first two holes sampled were submitted for uranium and vanadium analysis and have been received (the others have not yet been analyzed). The analytical work was performed by ALS Minerals, Reno, Nevada. Although grades obtained from rotary drill cuttings assays are not reliable due to mixing in the annulus, a reliable V2O5:U3O8 ratio usually can be obtained. Duplicates and standards also were submitted to be assayed with the sampled cuttings.

It is the author’s opinion that the sample preparation, analytical procedures, and sample security for CPP drilling in 2011 have been adequate to assure reliable results for analyses received thus far and still to be received. Historical information on analyses and downhole probing also appear to be reliable within the normally accepted conditions for historical uranium data based on the companies involved, extent of available data, comparison with 2011 CPP drill hole results, and familiarity of CPP staff with past operators and their personnel.

12.0 Data Verification

Other than offsetting some of the historic drill holes and use of gamma logs where available, no verification of the historical data has been conducted. No core is available at the present time from the earlier exploration or production work. CPP does currently possess downhole gamma logs from the previous operators of the Crain lease. This information was used to target two verification holes drilled on that lease in 2011 by CPP. Holes CR-11-001 and 002 found the sandstones and mineralized intervals of historic holes CL-79-17, CL-79-2, CL-79-16, and CL-79-25 to be accurately logged, calculated, and recorded on the historic map by Pioneer Uravan.

Similarly, although not having logs to use, CPP used the historic map data to target three holes each on the Calliham and Skidmore leases. One hole (CH-11-002) was also deliberately drilled to intersect the mine workings in the western part of the Calliham Mine. The mine roof was penetrated within a couple feet of the expected depth which gives credence to the accuracy of the historic map. On the Calliham lease, hole CH-11-004 intercepted 1.0 foot of 0.135% eU3O8 at the same depth that corresponds to the historic grade of 1.0 foot of 0.16% eU3O8 in hole SP-1043-78. Also on the Calliham property, hole CH-11-005 intercepted 1.0 foot of 0.744% eU3O8 at the same depth that corresponds to the historic grade of 1.5 feet of 0.81% eU3O8 in hole SP-148 and 1.0 foot of 1.0% eU3O8 in hole C-32-72. On the Skidmore property, hole SM-11-001 intercepted 2.0 feet of 0.164% eU3O8 at the same depth that corresponds to the historic grade of 1.5 feet of 0.67% eU3O8 in hole SP-1495-81 and 1.3 feet of 0.29% eU3O8 in hole SP-732-91. Two other horizons in hole SM-11-001 correspond to the nearest adjacent holes as well. Also on the Skidmore lease, hole SM-11-002 intercepted 2 feet of 0.397%eU3O8 at the same depth that corresponds to the historic grade of 6 feet of 0.4% eU3O8 in hole SP-1003-78 and 5 feet of 0.39% eU3O8 in hole SP-1187-80.

Based on these results, it is believed that CPP did enough drilling to provide reasonable confidence in the historical drilling data prior to re-opening the mines and directly accessing the mineralization in the mine workings. In addition, CPP staff personally know many of the workers of the previous operators in the Sage Plain area, as well as the reputations of the operators themselves. This direct familiarity lends confidence to CPP regarding the results of the operators and information provided by such previous workers.

CPP collected samples from 7 holes during its 2011 drilling, amounting to 31 5-foot intervals of the rotary drill cuttings. These samples lack the absolute nature of core, being only chips which are diluted by cuttings from other rock in the bore hole. The samples, when analyzed, do provide information on the U3O8 and V2O5 content to estimate a ratio for the property economic evaluation. Four of the sample results received so far from the Sage Mine western area found the vanadium to uranium (V2O5:U3O8) ratios ranged from 8.25:1 to 12.72:1 with the average at 9.80:1. This is somewhat higher than the historic resource values used by the previous operators. That historic data averages 6.25:1, which is the value used for the resource estimates in this report in order to remain conservative.

It is the author’s opinion that the uranium and vanadium data from CPP drilling in 2011 and from historical information on analyses and downhole probing are adequate for the purposes of this technical report and for basic resource estimation using these data.

13.0 Mineral Processing and Metallurgical Testing

The Slick Rock and Dry Valley Districts have a long history of uranium and vanadium production. Deposits from this district have been successfully milled at several historic mills in the region including Union Carbide’s (Umetco) mill at Uravan, Colorado, the Vanadium Corporation of America (VCA) mill at Monticello, Utah, the Atlas mill at Moab, Utah, and Denison’s mill in Blanding, Utah. The historic milling of district ores suggests at this point that the Sage Plain Project deposits will present no unforeseen problems with either metallurgical testing or processing.

Testing of Calliham Mine and Sage Mine mineralized material should be performed after the mine is dewatered and rehabilitated to the point that representative samples can be obtained from in-place rock. A small ore pile (less than 10 tons) is present on the Sage Mine site near the portal and fragments of ore material exist in the waste rock pile there. Preliminary testing, if needed, could be performed on this material prior to re-opening of the Sage Mine.

14.0 Mineral Resource Estimates

Mineral resource estimates have been calculated by a modified polygonal method (polygons used are shown overall in Figure 8-1 and in Figures 14-1 and 14-2 which are specific to the individual mines). Tables 14.1 through 14.5 show the Measured, Indicated, and Inferred Mineral Resources for all properties controlled by CPP and EFR. The older drilling was often on 50-150 foot spacing in the well mineralized parts of the Sage Mine area. For the well mineralized parts of the Calliham and Skidmore leases, the drill hole spacing is usually 75-200 feet. On the Crain lease the drilling is usually 100-200 feet spacing in the mineralized areas, as is the case on ML-49301. Elsewhere on all properties drilling was done on wide-spacing initially (500-1,000 feet). Where favorable criteria were found, the operators tightened the pattern or did offsets at 100-200 feet resulting in several clusters of closer-spaced holes scattered around the entire property. The 2011 drilling program on the Sage Plain Project properties partially consisted of offset holes on spacings of 30-60 feet from historic holes. There were a few exploration holes, especially on the Sage Mine claims, in areas where historic drill holes are several hundred feet apart.

Where hole-spacing is closer than 100 feet, a perpendicular bisector method was used to create the polygons. Where hole spacing is greater than 100 feet, the holes used for mineral resource estimations are shown on the maps as squares of 100’ X 100’ (10,000 square feet). However, to remain conservative, a 50-foot influence distance centered on the hole has been used. Therefore, all polygons that exceed an area equal to a 50-foot radius circle (7,854 square feet) have been reduced to that area for tonnage calculations in the Mineral Resource blocks. Even though mineralization in these deposits can be highly variable over short distances in the deposit, past mining experience has shown that there is enough continuity over stoping distances or even a few contiguous resource polygons that production matches resource estimates quite well.

At locations where drifting or stoping has removed portions of polygons, there have been appropriate reductions to the resources assigned those polygons. Next to mine workings, polygons based on holes drilled from the surface often overlap with polygons drawn on the underground longholes. Where this occurs, the surface hole polygon was trimmed and the longhole data used for the smaller polygon(s) adjacent to the mine. The distance of influence used for longhole intercepts never exceeds 40 feet from the hole.

In some areas there are two or more mineralized horizons separated by more than two feet of waste. Where this occurs, there are two or more polygons drawn for the same hole. These may be of the same shape or different overlapping shapes, depending on the mineralization in the nearest neighboring holes used to define the polygons.

The polygons that are adjacent to mine workings or are within a few hundred feet of the workings (so that they can be developed when the mines are reopened) and are clustered with other polygons are considered Measured Mineral Resources. For the in situ resource estimate, the thickness and grade assigned to each polygon equals that of the intercepts recorded in the center hole of the polygon. A tonnage factor of 15 cubic feet per ton is used for Salt Wash deposits.

Indicated Mineral Resource blocks are drawn where mineralization correlates well and similar geological conditions are believed to be continuous between drill holes that are over 100 feet apart. The Indicated Mineral Resource blocks are individual holes or groups of holes that are separated from mine workings by a few hundred feet more than the Measured Mineral Resource blocks. The grade and thickness for the indicated blocks are weighted averages of the particular drill holes’ intercepts that define each block. The areas of indicated blocks are shown on Figure 8-1.

Inferred Mineral Resource blocks are partially drilling-confirmed, geologically favorable areas where other deposits could occur in the defined channels. Mineral trends often follow the directions of the sandstone channels. The Sage Plain Project has three areas where the mineralization found in wide-spaced holes suggests Inferred Mineral Resources may exist. The Inferred Mineral Resources are detailed in Table 14.5 and the areas are shown on Figures 14-1 and Figure 14-2.

Sandstone thickness, the gray color, and pyrite and carbon contents of sandstones, along with gray or green interbedded or underlying mudstone, indicate areas of sandstones that are favorable for containing uranium-vanadium mineralization. These conditions allow geological definition of Inferred Mineral Resources, in conjunction with some drilling data, and Exploration Targets where no drilling data are available or are too far away to be considered relevant to defining Inferred Resources.

Mining assumptions were used in determining a cutoff grade for the resource estimates. The minimum mining thickness for this type of sandstone uranium deposit is considered to be 2 feet. Uranium grades of 0.00% are used to dilute any intercept less than 1 foot to meet the 2 feet minimum. Mining dilution is considered to be 1 foot of waste for mineralized thicknesses greater than 1 foot, but less than 6.0 feet or an appropriate fraction of a foot (if the intercept is greater than 6 feet) up to 7.0 feet. A resuing or split-shooting mining approach will be followed to minimize dilution when extracting thin zones. The eventual stope height will be 7 feet or greater to allow the mine to advance. At the time of mining, the waste above or below the mineralized horizon, or waste separating two mineralized streaks, is blasted separately. This waste layer usually must be more than two feet thick to be considered worth shooting separately. Depending on the waste-ore configuration in the face, the mineralized zone may be blasted before the waste or vice-versa. For the Calliham and Sage Mines, 7.0 feet is the assumed minimum stope height. Mineralized intercepts greater than 7.0 feet are not diluted for resource calculations. It is conservative to use waste at zero grade for the dilution, because there is often lower-grade material adjacent to the target mineralized zones.

Vanadium assays are available for some of the drill holes. Where no data exist on vanadium content, the intercept is assigned a value based on the historical Umetco Minerals resource estimate for the various properties (Umetco, 1991). These V2O5:U3O8 ratios range from 4.75:1 up to 8.95:1. The combined properties of the Calliham Mine and the Sage Mine average 6.25:1. This is the ratio used for resource estimation where no data occurs. This ratio cannot be guaranteed and must be used only as a historical estimator for vanadium mineralization potential.

A cutoff of 0.07% U3O8, after the dilution has been applied, is used in all resource estimates for the Sage Plain Project properties that are based on historic or current drilling results. This cutoff is somewhat subjective and was chosen based on experience of CPP staff and on the basis of the lowest grade intercepts that are likely to be mined based on a tentative mine plan and location of such intercepts in or adjacent to development entries that will be mined regardless of the grade of involved mineralized sandstone. Assumptions involved in use of this cutoff are as follows:

1)

Development entries will be made to access Indicated and Measured Mineral Resources of sufficient size to warrant mining to their locations and room-and- pillar mining of the resources. Such entries will follow the historic random pattern of mining areas that is driven by the localized nature of areas of mineralization. A good example can be seen on Figures 8-1.

2)	Entries can and will intercept some lower grade material that would not necessarily be economically mineable as standalone resources.

3)

Vanadium grade, in combination with uranium grade, can be high enough to warrant mining a resource area even if the uranium contents in all holes in that area would not be sufficient to make the mineralization mineable through uranium content alone.

4)	The thickness of the drill intercept in mineralized material makes some areas attractive because of available volume of mineralization even when relatively low grade for uranium.
5)	Any mineralized material below the cutoff grade that is mined during development or room-and-pillar extraction will be considered waste regardless of contained uranium and vanadium values.
6)

Indicated or Measured Mineral Resources may still prove to be uneconomic to mine upon performance of a full feasibility analysis or due to economic or mining conditions at the time mining proceeds towards such resource areas. The inverse also could be true. A substantial increase in the price of uranium or vanadium could result in a lower cutoff being in effect during mining.

7)	Minimum mining thickness is 2 feet using the split-shooting or resuing mining methods.

Existing paper maps prepared by the previous operators were electronically scanned to create digital data that could be evaluated. This was used to design the CPP drill program for 2011. Field work by CPP staff found several of the old drill holes were labeled. These locations were recorded with hand-held GPS devices and used to rectify the scanned historic maps to real coordinates. Many other historic hole locations are visible, even though the labels are now missing, on the Crain and Skidmore leases. Therefore, CPP believes the accuracy of the historic maps is adequate for the polygon method of Mineral Resource estimation described above. It would be difficult to accurately resurvey most of the old holes on the Calliham lease because most are on cultivated or pasture land and were reclaimed more than 20 years ago.

The mineral resource estimates that follow are based on CPP’s 2011 drilling, historic drill records, and maps of the companies mentioned above as well as general knowledge of the area. EFR geologists are acquainted with many of the project geologists, mining engineers, and miners that worked these properties during the past and with the reputations of those companies doing the work. Therefore, the following resource estimates are believed to be reasonable for the Sage Plain Project properties. The combined Measured and Indicated Mineral Resources for the Sage Plain Project above a diluted cutoff of 0.07% U3O8 are 642,971 tons (undiluted) at 0.220% U3O8 and 1.39% V2O5 containing 2,833,795 lbs U3O8 and 17,829,289 lbs V2O5. The Mineral Resources of each part of the Sage Plain property are detailed below.

14.1a Measured Mineral Resources on Calliham Lease (CPP ownership)

Measured Mineral Resource estimates on the Calliham lease are based on polygons drawn around both surface drill holes and underground longholes. The blocks or polygons of Measured Mineral Resources are shown on Figure 14-1. The drill hole information used in this estimate is shown in Table 14.1.

The available data yield a total Measured Mineral Resource of 905,410 lbs U3O8 and 5,665,534 lbs V2O5, contained in roughly 224,998 tons of in-situ material at grades of 0.201% U3O8 and 1.26% V2O5. Diluted to an average mining thickness of 4.2 feet, the grades are 0.156% U3O8 and 0.98% V2O5 in 290,092 diluted tons.

14.1b Indicated Mineral Resources on Calliham Lease (CPP ownership)

Indicated Mineral Resource estimates on the Calliham lease, where mineralized horizons correlate well in holes greater than 100 feet apart, have been calculated for 5 areas. These combine for an Indicated Mineral Resource of 29,556 lbs U3O8 and 184,726 lbs V2O5, contained in roughly 9,660 tons of material at grades of 0.153% U3O8 and 0.96% V2O5. Diluted to mining thickness of 4.9 feet, this material is approximately 12,143 tons at grades of 0.122% U3O8 and 0.76% V2O5 (see the lower part of Table 14.1 and Figure 14-1).

14.2a Measured Mineral Resources on Skidmore Lease (100% EFR ownership)

Measured Mineral Resource estimates on the Skidmore lease are based on polygons drawn around both surface drill holes and underground longholes. The blocks or polygons of Measured Mineral Resources are shown on Figure 14-1. The drill hole information used in this estimate is shown in Table 14.2.

The available data yield a total Measured Mineral Resource of 1,083,398 lbs U3O8 and 6,405,329 lbs V2O5, contained in roughly 228,222 tons of material at grades of 0..237% U3O8 and 1.40% V2O5. Diluted to a mining thickness of 3.8 feet, the grades are 0.177% U3O8 and 1.05% V2O5 in 306,458 tons of material.

14.2b Indicated Mineral Resources on Skidmore Lease (100% EFR ownership)

Indicated Mineral Resource estimates on the Skidmore lease, where mineralized horizons correlate well in holes greater than 100 feet apart, have been calculated for 4 areas. These combine for an Indicated Mineral Resource of 34,214 lbs U3O8 and 213,836 lbs V2O5, contained in roughly 6,992 tons of material at grades of 0.245% U3O8 and 1.53% V2O5. Diluted to mining thickness of 4.9 feet, this material is approximately 8,787 tons at grades of 0.195% U3O8 and 1.22% V2O5 (see the lower part of Table 14.2 and Figure 14-1).

14.3a Measured Mineral Resources on Crain Lease

CPP has data generated by Truchas and Pioneer Uravan for the Crain lease, including maps and gamma logs. Therefore, using the same methodology for resource estimation as for the surface drilling on the other leases, CPP has calculated Measured Mineral Resources on this parcel. No underground workings of the Calliham Mine reached this property, but are within 75 feet of it making this resource accessible from the mine. The deposit is continuous across the property line from the Skidmore parcel resources. The Measured Mineral Resource of the Crain lease is 216,740 lbs U3O8 and 1,354,624 lbs V2O5, contained in roughly 63,408 tons of material at grades of 0.171% U3O8 and 1.07% V2O5. Diluted to a mining thickness of 4.0 feet, the grades are 0.131% U3O8 and 0.82% V2O5. The blocks used in this estimate are listed in Table 14.3 and shown on Figure 14-1.

14.3b Indicated Mineral Resources on Crain Lease

Indicated Mineral Resource estimates on the Crain lease, where mineralized horizons correlate well in holes greater than 100 feet apart, have been calculated for 6 areas. Three of these drill holes have intersected high-grade zones. These combine for an Indicated Mineral Resource of 104,835 lbs U3O8 and 655,216 lbs V2O5,contained in roughly 9,688tons of material at grades of 0.541% U3O8 and 3.38% V2O5. Diluted to mining thickness of 4.1 feet, this material is approximately 12,417 tons at grades of 0.422% U3O8 and 2.64% V2O5 (see the lower part of Table 14.3 and Figure 14-1).

14.4a Measured Mineral Resources on Sage Claims

Measured Mineral Resource estimates on the Sage Mine area of the claims are based on polygons drawn around both surface drill holes and underground longholes. The blocks or polygons of Measured Mineral Resources are shown on Figure 14-2. The drill hole information used in this estimate is shown in Table 14.4.

The available data yield a total Measured Mineral Resource of 451,410 lbs U3O8 and 3,298,574 lbs V2O5,contained in roughly 98,992 tons of material at grades of 0.228% U3O8and 1.67% V2O5. Diluted to a mining thickness of 4.4 feet, the grades are 0.180% U3O8 and 1.32% V2O5. Where CPP drilled in the western part of the claims, there is athick, additional sandstone above the main part of the Top Rim of the Salt Wash. The lower part of the Top Rim here correlates well with the Top Rim sandstones at the leases to the north and to the horizon of the Sage Mine and remaining resources to the east. The 2011 drilling discovered good grade mineralization at both of these levels, which are about 60 feet apart. This distance is not too great to prevent mining of both horizons, but will necessitate additional development drifts to access the upper zone.

14.4b Indicated Mineral Resources on Sage Claims

Indicated Mineral Resource estimates on the Sage claims, where mineralized horizons correlate well in holes greater than 100 feet apart, have been calculated for 1 area. This area’s Indicated Mineral Resource is 8,232 lbs U3O8 and 51,450 lbs V2O5, contained in roughly 1,011 tons of material at grades of 0.407% U3O8 and 2.54% V2O5. Diluted to mining thickness of 3.0 feet, this material is approximately 1,517 tons at a grade of 0.271% U3O8 and 1.70% V2O5 (see the lower part of Table 14.4 and Figure 14-2).

14.5 Inferred Mineral Resources on Sage Plain Project Properties

A careful geologic review of the previous workers’ drill hole and mine maps, along with general knowledge of the adjoining properties was done. Based on isolated mineralized holes and the interpretation of favorable sandstone channels, Inferred Mineral Resources were estimated. The details are in Table 14.5 and the areas are shown in the listed Figures. The combined Inferred Mineral Resources for the Sage Plain Project above a diluted cutoff of 0.07% U3O8 are 49,135 tons (undiluted) at 0.184% U3O8 and 1.89% V2O5 containing 181,274 lbs U3O8 and 1,854,033 lbs V2O5. Future drilling will test these inferred areas. This Inferred Mineral Resource estimate on the individual properties of the Project is listed below

  Calliham- Two isolated holes on the Calliham lease identify mineralization above the diluted cutoff of 0.07% U3O8 . These define Inferred Mineral Resources of 1,533 tons of material, undiluted, containing 4,292 lbs U3O8 (at 0.140% U3O8 ) and 26,825 lbs V2O5 (0.88% V2O5 ). See Figure 14.1
  Skidmore- The locations of well mineralized holes on the Skidmore lease are close enough to the workings or are in clusters so as to be considered Indicated Mineral Resources. Therefore, there are no Inferred Mineral Resources assigned to this lease at this time. Some of the wide-spaced holes in the western of part of the lease (E ½ Section 29, T32S, R26E) are known to be mineralized. However, CPP does not have enough information on this area to categorize it as having Inferred Mineral Resources, so it is listed with the Exploration Targets, below.
  Crain- Four holes on the Crain lease are mineralized above the diluted cutoff. These are either isolated or too far from the Calliham Mine workings to be classified as Indicated. One of these has 2 mineralized intervals separated by less than 2 feet, so the thickness and grades are composited, diluted by the waste material. These 4 areas combine for a Inferred Mineral Resource on the Crain lease of 6,322 tons at 0.433% U3O8 (54,718lbs U3O8 ) and 2.71% V2O5 (341,986 lbs V2O5 ). See Figure 14.2.
  Sage Claims- On the Sage claims, there are 2 areas where wide-spaced holes have encountered thick (6.0’ undiluted average), lower-grade uranium mineralization, but with higher-grade vanadium. Two of the holes, B7-66 and B6- 66 correlate well, so the area between is added into the Inferred area, SP-Inf-1, and the average grade and thickness of the 2 holes was assigned to the area. The same is true for another pair of holes, G-1 and E.P.-58. These 2 areas add together to contain 41,281 tons of material, undiluted, at 0.148% U3O8 (122,265 lbs U3O8 ) and 1.80% V2O5 (1,485,223 lbs V2O5 ). See Figure 14.2.

All estimates of Inferred Mineral Resources must be considered speculative and require confirmation by drilling or mining. There is no guarantee that Inferred Mineral Resources will ever be realized as or advanced to indicated or measured resources or reserves.

14.6 Historical Resources and Exploration Targets

There are two portions of the Sage Plain Project property for which CPP has not obtained enough data or conducted any verification work. Both of these areas had considerable exploration work in the past by other operators. The in-house reports of those companies indicate there are Historical Mineral Resources on these parcels. The two areas with the Historical Resources are discussed below.

  Utah State Lease ML-49301 (Section 2 and 16, T33S, R26E) Atlas, Umetco, and Plateau Resources that controlled this lease in the past did considerable drilling which identified a significant deposit of uranium-vanadium mineralization in the northeast corner of Section 16, T33S, R26E. This deposit is known to extend onto adjoining properties not held by CPP or either of the partners. The Section 2 tract of this mineral lease is contiguous with the Deremo Mine. Umetco historic report (Hollingsworth, 1991) states mineral resources on the SITLA lease ML-49301 are 344,880 lbs U3O8 and 2,995,000 lbs V2O5, contained in roughly 84,800 tons of material at grades of 0.195% U3O8 and 1.60% V2O5 .
  Black Spider and Other Claims in Colorado The report prepared by Roscoe Postle Associates for U.S. Energy (Wallis, 2005), a previous operator of the claims, discusses Historical Resources on the Black Spider claims. Quoting from Wallis, “According to Atlas Minerals (1971, 1987), the following mines, wholly or partially within the … claim boundaries contain indicated, inferred or potential geological reserves….”. The RPA report lists a Historical Resource amount for the Sage Mine which has been evaluated and verified by CPP and recalculated to a Measured and Indicated Mineral Resource, discussed immediately above. The RPA report also gives a Historical Resource of 53,200 tons of material at 0.24% U3O8 and 1.20% V2O5 containing 255,400 lbs U3O8 and about 1,276,800 lbs V2O5 . The exact areal coverage of those resources versus ground controlled by CPP is uncertain, so the resources will need to be confirmed through additional surface drilling.

All estimates of Historical Mineral Resources must be considered speculative and require confirmation by drilling or mining. There is no guarantee that Historical Mineral Resources were correctly estimated by a previous operator or will ever be realized as or advanced to indicated or measured resources or reserves.

Some areas within the Sage Plain Project property remain unexplored at this time. The mineralized trends follow the direction of the sandstone channel meander belts from southwest to northeast. There are sub-trends that align northwest-southeast, as can be seen in the Deremo Mine. A few scattered surface holes within the project boundary encountered favorable sandstone and require offset drilling. Much of the surface drilling only penetrated the Top Rim sandstone of the Salt Wash, so there may be unknown lenticular Middle Rim sandstones which could be mineralized. The deeper Moss Back Member of the Chinle Formation and even deeper Cutler Formation sandstones have not been tested to CPP’s knowledge anywhere on the Project property. Some specific Exploration Targets are described below.

  Skidmore lease There are identified areas where undiscovered mineralized channels might exist. One large exploration target area has been identified from scattered drill holes and by geological projection of the Calliham Mine to the west into the E ½ section 29, T32S, R26E, in the Skidmore lease. CPP will attempt to find any historic drill information that might be available on this parcel. CPP anticipates that this mineralized channel does continue west-southwest and will be drilled in the future to confirm its existence.

  ML-51145 (Section 32, T32S, R26E) An area for another exploration target is a geologically projected channel trend west into SITLA ML-51145 from the Sage Mine channel, This target will be drilled in the future by CPP to determine if definable resources are present.
  ML-51146 and 51963 (Section 16, T32S, R26E) This area, by its proximity to known resources, presents a reasonable exploration target. CPP will make plans to drill this lease in the future to determine if it is within the favorable belt of channels.

All Exploration Targets must be considered speculative and require confirmation by drilling or mining. There is no guarantee that Exploration Targets will ever be realized as any category of Mineral Resources or advanced to indicated or measured resources or reserves.

15.0 Mineral Reserves Estimates

CPP is in the process of preparing a detailed evaluation of the mining process and economics needed to mine and produce the resources in the areas of the Calliham and Sage Mines. Because this is not yet complete, the current report will not assign any of the known Mineral Resources to a Mineral Reserve category. However, because this work is well underway, this report will briefly address many of the following items that are usually only applicable to Advanced Property Technical Reports.

16.0 Mining Method

The mining of all resources in the Sage Plain Project will be by conventional underground methods. These methods have been used very successfully in the region for over 100 years. The nature of the Salt Wash uranium-vanadium deposits require a random room and pillar mining configuration. The deposits have irregular shapes and occur within several close-spaced, flat or slight-dipping horizons. It often rolls between horizons. The use of rubber-tired equipment allows the miners to follow the ore easily in the slight dips and to ramp up or down to the other horizons. The deposits are accessed from the surface through long declines at gradients of 8-15%, depending on depth and locations suitable for portal sites. The Salt Wash sandstones are usually quite competent rock and require only moderate ground support. The overlying Brushy Basin mudstones are less competent, so the declines are often supported by square set timber or steel arch and timber lagging. The Salt Wash deposits are usually thinner than the mining height needed for personnel and equipment access. Therefore, the ore is mined by a split-shooting method.

The split-shooting mining method involves assessing each face as the stopes advance by the mine geologist, engineer, mine foreman, or experienced lead-miner. Because the grades and thickness of the typical Salt Wash uranium-vanadium deposits are highly variable, they are usually unpredictable from one round to the next. (A round is a complete mining cycle of drill-blast-muck-ground support, if needed to be ready to drill again; a normal round advances a face about 6 feet.)

Typically, the thickness of the mineralized material is less than the height needed to advance the stope. As the stope face is being drilled, the blast holes are probed with a Geiger Counter probe in order to estimate the U3O8 grade. The uranium-vanadium mineralization is usually dark gray to black. The mineralization sometimes rolls, pinches or swells, or follows cross-beds within the sandstone. Therefore the miner will also use drill cutting color as a criterion to help guide blast hole direction and spacing. This irregular habit of the deposit can result in holes collared in mineralized material ending in waste, or, conversely, holes collared in waste will penetrate mineralized material much of their length.

Based on the results of the assessment of the blast holes drilled in the face, the round will be loaded and shot in two or more stages. Depending on the location and thickness of the mineralized material in the face (there may be multiple mineralized layers); the miner will attempt to blast either only mineralized material or only waste rock. They will muck it out as clean as possible, then shoot the remaining rock and muck it cleanly. In resource estimates, one foot of waste is added to the mineralized material for dilution because of this method. The amount of waste rock shot before or after the mineralized material results in typical stope heights of eight-to-nine feet. The minimum height needed to advance the stope is about seven feet, so any drill intercept greater than seven feet does not receive dilution in resource estimate calculations.

As with the split-shooting method of mining, resuing mining involves very selective separation of the waste rock from the ore. Ore grade material is determined by probing drill holes in the face of the stope. In resuing, waste is blasted or otherwise removed from one side of the ore zone. The ore in that zone is then extracted, thereby leaving any waste on the other side of the ore zone in place. If additional stope space is needed or a second ore zone occurs behind the remaining waste, that waste is removed without dilution to the ore zones. The lower limit of waste volume that can be extracted without disturbing ore is a function of the precision with which waste areas of the drill pattern can be selectively blasted without unduly increasing mining costs.

17.0 Recovery Methods

Historically, the uranium-vanadium ores from the Sage Plain District and others districts of the Uravan Mineral Belt have been successfully processed in conventional mills in the region. One mill is currently operating the region, Denison Mines’ White Mesa Mill at Blanding, Utah, 54 miles away. Energy Fuels Resources Corporation has a fully licensed and permitted mill proposed for the area, the Piñon Ridge Mill in Montrose County, Colorado, 76 miles away. The milling operation involves grinding the ore into a fine slurry and then leaching it with sulfuric acid to separate the metals from the remaining rock. Uranium and vanadium are then recovered from solution in separate solvent extraction processes. The uranium is precipitated as a U3O8 concentrate, “yellow cake”, which is dried and sealed in 55-gallon steel drums for transport off-site. The vanadium concentrate is precipitated then fused into a V2O5 product called “black flake” which is also transported in 55-gallon steel drums.

18.0 Project Infrastructure

The Sage and Calliham Mines were profitable producers in the 1970s and early 1980s, considering the price of uranium verses the cost to mine at that time. The mines were serviced by sufficient electricity supply (most of this is still in-place or can be easily reinstalled), and an adequate road system for ore shipment. The Calliham Mine has been completely reclaimed, so its surface facilities will be reconstructed. The portal will be reestablished with steel sets and timber lagging. The decline will be rehabilitated and vent holes re-opened, if possible, or new vent holes will be constructed with a raise-bore machine. Some buildings remain at the Sage Mine site, and their usefulness is being evaluated. They will be reconditioned or replaced, as needed. The main new infrastructure at both mines will be water treatment facilities.

CPP recently completed an exploration drilling program which was used to gather preliminary information on groundwater near the mines. Once the evaluation of this and other data being collected is completed, the size and design of the water treatment systems will be finalized. It is possible that these may be temporary facilities used to dewater the mines; but, if water inflow is small, they may not be needed if there is no water to discharge during operations.

CPP has anticipated needs for several buildings at the Calliham and Sage Mines. The production rates for the mines are estimated to be 200 to 250 tons per day at the Calliham and 50 to 100 tons per day at the Sage.

The Calliham Mine will require:

  Office Trailer (50’x10’)
  Dry Facilities (locker rooms and showers)- 2 @ (60’x10’) each. These will be shared with Sage Mine personnel; for Men / Women, Staff, etc.
  Shop (70’x 40’), note: Capable of handling 3 pieces of equipment, ancillary machinery, room for fabrications; portion will be allotted to the Sage Mine.
  Warehouse (50’x 30’).
  Compressor Building (30’x 20’).
  Electrical Building (10’x10’); there will also be the need for electrical supplies storage, room for small repairs here (large repairs in the shop); substation(s).
  Scale and Guard Shack (20’x 60’ area).
  Oil Storage Shed (20’x 8’).
  Powder and Cap Magazines (10’x10’ and 8’x 8’, respectively).
  Fuel Storage (2,500 gallon capacity) with spill prevention vaults- 2@ 20’x 15’.

The Sage Mine will require:

  Office Trailer (40’x 8’)
  Shop (40’x 20’), note: Capable of handling 2 pieces of equipment, ancillary machinery, room for fabrications; probably replace existing larger shed.
  Oil Storage Shed (locate behind existing larger shed – on concrete platform).
  Compressor Building (30’x 20’).
  Electrical and Warehouse Building (35’x 16’) note: replace smaller existing shed.
  Scale and Guard Shack (20’x 60’ area) note: this might be shared with Calliham depending on ore storage considerations.
  Powder and Cap Magazines (10’x 10’ and 8’x 8’, respectively).
  Fuel Storage (1,000 gallon capacity) with spill prevention vault- 20’x 15’.

CPP presently has multiple phases of work planned. An initial phase of rehabilitation work on both mines will consist of digging out the backfilled portals, installing new ground support for the first few tens of feet at each (possibly longer at the Calliham Mine due to the shallow cover in the portal area), and constructing security gates. The mines will then be evaluated for the amount of rehabilitation needed in the declines. Required monitor wells will be installed. For the second phase, once rehabilitation work is scheduled, the mines will be dewatered. This will require the installation of the water treatment facilities. Electrical service will be reinstated and buildings will be constructed during this second phase.

Cost for the planned water treatment plant, pond and other infrastructure, and pumping equipment and operating costs to dewater both mines is estimated to be about $2 million.

Expenditures related to improvement and maintenance of the waste rock dump and stockpile areas at the Sage Mine are planned at less than $50,000 and will be done in early 2013. Similar work at the Calliham Mine will cost about $50,000 and begin as soon as the permit is issued from DOGM.

Once the mines are dewatered, the sumps will be rehabilitated. The next rehabilitation work underground will be to restore access to two of the existing ventilation shafts, line the shafts, and install fans and emergency escape hoists. It is estimated this phase will cost about $2,660,000 at the Calliham and $1,340,000 at the Sage for similar work (one vent hole). The work will include communications and other systems needed for operation and safety, along with safety materials. Rehabilitation of the existing drifts to access most of the remaining Mineral Resources in the Calliham Mine may cost as much as $1,580,000. At the Sage Mine, to access the remaining Mineral Resource near the current mine workings will cost about $380,000.

Contractor and/or internal labor costs are included in each category listed above. Supervision costs for the entire rehabilitation project, including project foreman, consultant oversight, and staff salaries, are estimated at $160,000.

The total capital and labor cost for the entire rehabilitation project are estimated to be approximately $5,800,000 at the Calliham and $2,300,000 at the Sage prior to commencement of new development and anticipated new production from any of the Measured Mineral Resources.

19.0 Market Studies and Contracts

19.1 Uranium

The uranium market is followed closely by two consulting firms: UxC and TradeTech. Each of these reports spot and long term prices for U3O8 on a weekly basis. Additionally, many securities and investment banking firms provide ongoing analysis and outlook for uranium supply, demand, and prices in the future.

Based upon the ongoing review of these several sources of information by EFR staff, the shortfall in uranium production will be significant for the reasonably foreseeable future. Until about 2015-2016, that shortfall will be covered with drawdowns from various forms of inventory. After that, demand can only be covered by a significant increase in primary production. The need for higher prices to generate this additional production leads to an expectation for higher prices for U3O8, surpassing the current quoted prices of $51.50 for the spot market, and $62.00 for the long term contract market.

Because of the very high value of the commodity, the uranium market is a totally global market without any freight cost barriers to product movement. Uranium produced anywhere in the world can readily find its way to a market for nuclear fuel.

19.2 Vanadium

The primary market for vanadium is the steel manufacturers. Well over 90% of worldwide vanadium production is used as an alloying agent for strengthening and toughening steels. There is a newly developing market for vanadium as an electrolyte for high capacity batteries that are envisioned to find use in the renewable energy business. These batteries conceptually could solve the problem of storing renewable energy when it is generated, and putting that energy out on the grid when it is needed.

Vanadium is a broker market with several intermediaries buying product from the primary producers and typically converting that vanadium to ferrovanadium for direct charge into the steelmaking furnaces. Prices for vanadium are historically quite volatile, but have been holding in the $7.00 per pound area for the last 3 to 4 years. The total annual V2O5 market is about 150 million lbs. The vanadium to be produced by the mines being developed by CPP will represent about 2% of the total vanadium demand and should have little or no effect on price.

20.0 Environmental Studies, Permitting and Social or Community Impact

20.1 Permitting History

The Sage Mine was developed in the 1970s and a permit application for the Calliham Mine and Sage Mine was submitted by Atlas Minerals to the Utah Division of Oil, Gas and Mining (DOGM) in June 1977 when the Utah Mined Land Reclamation Program was fully implemented. The Sage and Calliham mines are two separate mines with the entrances to their respective declines being about 1.5 miles apart. The two mines were ultimately permitted under Permit M/037/023 in January 1984. The two mines were placed on standby by Atlas in January 1982 in response to depressed uranium prices. Atlas reported a combined production from the two mines of 41,541 tons of ore and 48,142 tons of waste during the last year of operation in 1981, with the majority of this production probably coming from the larger Calliham Mine.

In the fall of 1988, Atlas transferred the Sage Mine to Butt Mining Company (operated by Jim C. Butt) under a new Small Mine Permit (S/037/058) and the Calliham Mine to Umetco Minerals under the existing Large Mine Permit (M/037/023). Umetco mined the Calliham briefly in 1990-1991. They completed reclamation of the mine to the satisfaction of DOGM in 2000 and the bond for M/037/023 was released. Butt Mining Company reportedly mined 3,000 tons of ore from the Sage Mine in 1990 when vanadium prices were relatively high, but the mine has otherwise remained inactive up to the current time. In the spring of 2007, the permit was transferred to Plateau Resources Limited, Inc. (a.k.a., U.S. Energy). The permit was later transferred in the fall of 2008 to Uranium One Exploration, now Uranium One Americas, which has posted a reclamation bond of $20,800. CPP, in cooperation with Uranium One, has filed an application with DOGM to get this permit transferred from Uranium One to CPP. CPP will post the bond with any inflationary increases DOGM may require, which is likely to be no more than a 10% increase. The Sage Mine is located on public land managed by the BLM. However, the Sage Mine does not have a Plan of Operations, and a National Environmental Policy Act (NEPA) analysis never was conducted at this site because the mine pre-dates the implementation of these laws and regulations.

20.2 Current Sage Mine Status

The part of the Sage Mine site under the DOGM permit consists of an approximately 4 acre portal area with several old Butler buildings, a water well and storage tank, decline, and waste dump within Summit Canyon. It is accessed by a dirt road from the Calliham Mine through Wildhorse Canyon, a tributary to Summit Canyon. There is also a vent shaft on the plateau above the main mine area about 1 mile south of the entrance to the decline. The entrance to the decline was backfilled at one time, but the ground in this area since has collapsed allowing some access to the decline. Reportedly, the back has caved in farther down the decline as well. Some low-grade ore is also present on top of the waste dump. In the mine’s current state, it would require approximately $50,000 to restart the project. CPP intends to dig out this backfill, re-timber the portal, and install a gate to secure this open portal because of public access and safety concerns. That work also will allow further investigation of the decline and determination of additional rehabilitation needed.

20.3 Sage Mine Permitting Requirements

A summary of the three major permits needed to reopen the mine follows. Minor permits for air quality, water rights, storm water, and the county also will be required.

DOGM Small Mine Permit: Completion of the permit transfer from Uranium One is the first step, and the requisite bond will be posted. An interest-bearing CD held by a bank probably would be the most convenient form of bonding. The current permit only covers the existing disturbance and would not allow for resumption of mine operations because the waste dump would have to expand to accommodate additional waste. Fortunately, DOGM recently increased the acreage limit for small mines in unincorporated areas from 5 acres to 10 acres, which would allow CPP to expand the size of the mine under a small mine permit without exceeding the 10-acre threshold assuming that access roads don’t cause the maximum to be exceeded.

The existing permit does, however, allow CPP to open the decline back up and evaluate the condition of the decline and the mine workings. Assuming that rehabilitation is feasible, it is recommended CPP submit a revision to the permit for:

1.	Expansion of the waste dump and ore stockpile area;
2.	Construction of new and/or additional buildings or installation of trailers;
3.	Surface drainage control features;
4.	Additional ventilation shafts as needed; and,
5.	A comprehensive reclamation plan and revised reclamation cost estimate.

BLM Plan of Operations and Environmental Assessment: The information assembled for the DOGM Small Mine Permit will satisfy most of the requirements for the BLM Plan of Operations. Additional items needed for the BLM submittal include an ecological survey (vegetation, wildlife, soils, and wetlands), cultural resource survey, and ore transportation plan. Under NEPA, an Environmental Assessment (EA) will be required; which is typically done by a third-party contractor (paid for by the project proponent) under the direction of the BLM. The EA evaluates project impacts and mitigation measures and allows for approval of the project under a Finding of No Significant Impact (FONSI).

Utah Division of Water Quality (DWQ) Mine Water Discharge Permit: The Sage Mine is a moderately wet mine. Accordingly, mine water will need to be pumped from the mine during startup and possibly on a continual basis during operations, unless the inflow is sufficiently low so that it all can be used for drilling and dust suppression. Assuming there is a need to dispose of water on a continual basis, it could be done by one of two methods. Lower inflows could be disposed of in evaporation ponds while higher flows would require smaller holding ponds and a water treatment system to remove radium and any other constituents of concern. All ponds would need to be double-lined with leak detection. Evaporation ponds would require a ground-water (i.e., zero) discharge permit from DWQ, whereas a pond and treatment system would require both a ground-water and surface-water discharge permit. Because of its size, an evaporation pond likely would need to be located next to the vent shaft on the plateau where there is more room for such a facility.

20.4 Current Calliham Mine Status

The Calliham Mine has been completely reclaimed, the reclamation bond released, and all permits terminated. The approximately 20 to 30 acres of reclaimed area at the main portal is bisected by the upper reach of Wildhorse Canyon. During reclamation, Umetco Minerals removed the low-grade ore stockpiles and pads from the southwest side of the drainage and incorporated these materials into the waste dump northeast of the drainage. The waste dump then was regraded and covered with topsoil borrowed from the southwest end of the site. The southwest portion of the site also was used as a topsoil borrow area for reclamation of other nearby Umetco Minerals’ mines. The southwest portion of the site, which originally included the ore stockpile pads and the aforementioned evaporation ponds was completely recontoured and seeded after borrow operations were completed.

The Calliham Mine had a total of five ventilation shafts. Their coordinates and diameters are shown in Attachment 1. The four-foot diameter Calliham No. 1 shaft was cased and was reclaimed by cutting off the casing six feet below grade and placing a ½-inch steel plate over the casing plus some concrete and backfilling with soil. The remaining four vent shafts were uncased and reportedly backfilled with waste rock to 10 feet below grade. A 5-foot concrete plug and 5 feet of soil backfill completed the reclamation of these shafts. At the owners’ requests, concrete pads and powerlines were left unreclaimed at some of the vent shafts.

20.5 Calliham Mine Permitting Requirements

Prior to starting major permitting for the site, it is recommended that an exploration permit be obtained from DOGM to reopen the Calliham Decline and the Calliham No. 1 Vent Shaft to determine whether the decline is in good enough shape to allow for rehabilitation. Assuming that the decline is in reasonable shape, a summary of the three major state permits needed to reopen the mine follows. All three state permits likely would trigger a public comment period and associated public meetings. A permit with the BLM also may be required because a portion of the existing decline is located below BLM surface land; this possibility is discussed in more detail below. Minor permits for water rights, storm water, county special use, etc. also may be required.

DOGM Large Mine Permit: This permit would include operating and reclamation plans, as well as comprehensive descriptions of environmental and health and safety issues. Based on a brief site visit, waste rock likely would be located northeast of the Wildhorse Canyon drainage and ore stockpile pads southwest of the drainage, similar to the pre-reclamation surface layout. Trailers and/or modular buildings for administrative, dry, and shop use also likely would be placed southwest of the drainage. On both sides of the drainage, topsoil would be stripped and placed in stockpiles above the new facilities. Drainage control features and sediment ponds would be placed around and below the mine facilities to control surface water runoff.

The operating plan would include mine dewatering and either evaporation ponds or holding ponds and a water treatment plant. Atlas reported water inflow of 10 gpm in 1981 with elevated concentrations of uranium, radium, and arsenic. However, it would be very beneficial to get more recent data from Umetco personnel when they operated the mine in the early 1990s. Evaporation ponds and/or holding ponds and water treatment facilities probably would be best located on Jack Calliham’s property over the western-most downdip portion of the mine. These facilities could be easily accessed off the county road that runs north-south along the west side of his property.

Given the increased ventilation required by MSHA’s diesel particulate matter regulations, a large number of ventilation shafts will be needed to operate this mine. Some of the older shafts could be reopened, especially the Calliham No. 1 Shaft, which was not backfilled. New, large diameter vent shafts will also be needed along with associated surface facilities (i.e., emergency escapeways, power drops, air compressor stations, and water supply stations).

The DOGM large mine permit, once approved, likely will require bonding in the amount of $150,000 to $250,000.

Utah Division of Water Quality (DWQ) Mine Water Discharge Permit: The Calliham Mine will need to be dewatered during rehabilitation and then kept dewatered during mine operations. The DWQ requires that groundwater (zero) discharge permits be obtained for all ponds and surface water discharge permits be obtained for treating and discharging water from the site. Groundwater monitoring wells will need to be installed at proposed evaporation and treatment facilities and background water quality levels established prior to obtaining approval of a groundwater discharge permit.

The Utah groundwater discharge permits currently require double liner systems with leak detection for all holding ponds and evaporation ponds at uranium mines. Liners would likely be HDPE or HDPE with a clay underliner. The choice between evaporation and water treatment will be decided based on cost. Evaporation systems require greater upfront capital cost but have much lower operating and maintenance costs. If water treatment is selected, the water can be discharged into two or three different hydrologic basins (depending on whichever has the least restrictive discharge standards) because the proposed water treatment location is situated near a topographical high between basins. Water treatment in Utah typically consists of removing uranium and radium, but arsenic and selenium also could require treatment. Treatment for uranium and radium is not difficult, but trace metals pose greater technical challenges. Treated water also could be used for crop irrigation and stock watering if approved by the state.

Utah Air Quality Division (AQD) Minor Permit: Given the large number of vent shafts and anticipated life-of-mine production greater than 100,000 tons of ore, this project will need an air quality permit for fugitive dust and radon emissions from ventilation shafts and disturbed surface areas. As long as we are careful to place exhaust shafts away from residential areas, the technical issues should be minimal. It may be necessary to install an on-site meteorological station to record wind directions and speed in the vicinity of our exhaust shafts.

BLM Plan of Operations and Environmental Assessment: Given that no surface disturbance of BLM land is involved, it is likely that the local BLM office will issue a Categorical Exemption (Cat-Ex) for the underground decline on BLM land. A Cat-Ex would exempt the project from having to file a Plan of Operations with the BLM and prepare an Environmental Assessment. However, there is a possibility that the BLM could insist on greater involvement in the project because of political pressure from their state office and/or environmental groups. If this were to happen, it would add considerable cost and time to the permitting effort. However, the project still would be permitted under an Environmental Assessment (EA) rather than a larger and more comprehensive Environmental Impact Statement (EIS).

20.6 Permitting Informational Need

The following information will need to be collected by exploration and operations personnel prior to preparing the permit applications.

Groundwater Information: The amount and quality of the water flowing into the mine needs to be accurately characterized by discussions with the old miners familiar with the mine, measurements and samples from exploration drill holes, and measurements and samples from the decline and cased vent shaft.

Surface Water Information: The frequency and quantity of surface water flow through Wildhorse Canyon needs to be characterized by discussions with adjacent land owners familiar with the area.

Topographical Information: The main site and ancillary sites need to be surveyed for design of the mine facilities and ultimate reclamation. Given the relatively large size of the main mine surface area and the large number of remote vent shafts needed; consideration should be given to doing an aerial topographic survey of the property.

Ventilation: Mine ventilation needs to be evaluated and vent shafts (existing and future) located based on known ore zones.

Mine Design: Surface facilities need to be laid out at the portal and all vent shafts and borings need to be surveyed, including power lines, roads, water evaporation/treatment facilities, air compressor stations, and power drops.

20.7 Permitting Progress for Both Mines

The following environmental permitting tasks were completed in recent months:

Calliham Mine

  A preliminary draft of the DOGM Large Mine Notice of Intent (NOI) was prepared. The draft outlines all of the figures and appendices that will need to be prepared. The application will be supported by the Mine Operations Plan, Impact Assessment, Mine Reclamation Plan, and Reclamation Cost Estimate.
  A draft Mine Operations Plan is complete. Contract surveyors established control points and aerial photos were taken and 2 foot contour interval contour maps constructed. A preliminary facility layout map was developed for the mine portal area. Figures to illustrate these features are 90% complete.

  Topsoil sampling was completed on site and a preliminary soil map was prepared. Soil samples were sent to Colorado State University’s soil lab for analysis and recommendations for soil amendments. The Soil Investigation Report has been completed.
  Initial contacts were established with BLM (Monticello, Utah office), DOGM, Utah DWQ, and San Juan County. The BLM stated that the portion of the Calliham existing decline under BLM managed land would not require a Plan of Operations or a NEPA analysis. DOGM indicated it desires a radiation survey also be done in addition to the usual field studies. The San Juan County Administrator stated the only permits they need to issue are building permits to reopen the Calliham Mine. These permits typically take 7 to 10 days to approve.
  Two groundwater samples have been collected from the mine and sent to a lab for analysis. The first was collected in the northeast end of the mine via an air compressor pipe. One of the 2011 exploration drill holes purposely intersected the west end of the mine to allow for collecting another water sample of mine water. All information collected in the exploration drilling will be pertinent to the characterization of the aquifer(s) overlying the mine. A field study of area wells has started. This information will be used in the discharge permit application. DWQ stated that monitoring wells for the water treatment plant will not need to be very deep and that the required 8 baseline sampling events could be completed over a one-year period, rather than on a quarterly basis. In 1981, Atlas indicated that they were dealing with about 10 gpm of inflow into the mine.
  A Request for Proposal (RFP) will be finalized, as soon as the field and analytical results are known, for preparing the ground water discharge permits that will be needed for both the Calliham and Sage mine-water treatment systems.

Sage Mine

  Topsoil sampling was completed on site and a preliminary soil map was prepared. Soil samples were sent to Colorado State’s soil lab for analysis and recommendations for soil amendments. The Soil Investigation Report was completed.
  A waste rock sample was collected from the dump and an ore sample collected from the low-grade stockpile. Both samples will be sent to a lab for analysis and environmental testing. These results will be used to support the proposed design criteria for the waste dumps and ore pads at both the Sage and Calliham mines.
  Initial contacts were established with DOGM, San Juan County, and the BLM regarding future permitting. The BLM will require a comprehensive Plan of Operations and a third party Environmental Assessment (EA) before this mine can be put back into operations; however, no permitting will be required for underground exploration activities. The DOGM small mine permit transfer forms were completed and submitted. The existing permit is only good for the current on-site disturbance and will require a major amendment prior to the restart of mining. DOGM indicated that CPP can post a CD-backed bond through any bank. DOGM is evaluating if the bond amount needs to be increased for inflation. San Juan County stated that CPP would need building permits for any type of utility hookup.

  A groundwater sample was collected from the vent shaft and sent to a lab for chemical analysis. A second groundwater sample was collected from the on-site water well and also sent to the lab for analysis. The Utah DWQ stated that one shallow monitoring well down-gradient of the proposed portable water treatment system may be adequate at the Sage.

The following information will need to be collected by exploration and operations personnel prior to preparing the permit applications.

  Groundwater Information: The amount and quality of the water flowing into the mine needs to be accurately characterized by discussions with the old miners familiar with the mine, measurements and samples from exploration drill holes, and measurements and samples from the decline and vent shaft. CPP has been collecting this data during the 2011 drilling project.
  Surface Water Information: The frequency and quantity of surface water flow through Summit and Wildhorse canyons needs to be characterized by discussions with adjacent land owners familiar with the area.
  Topographical Information: The main site and proposed expansion areas have been surveyed for design of the expansion and ultimate reclamation. An expanded waste dump and stockpile area needs to be designed.
  Ventilation: Mine ventilation needs to be evaluated and future vent shafts located based on known ore zones, such as the mineralized area west of the Sage Mine. If the former vent holes at the Calliham Mine can be opened, they will need incorporated in the permit. Otherwise, a new site must be chosen and permitted.
  Power sources need to be identified.

20.8 Permitting Approach

Subcontractors will be hired as needed to support the permitting effort. EFR personnel have considerable recent permit success with county, state, and federal agencies for mines in Colorado and Utah, as well as having received approval of permits and radioactive material license for the proposed Piñon Ridge uranium-vanadium mill in Montrose County, Colorado. Therefore, CPP can prepare a large percentage of the permit applications in-house, but will need specialists to do the ecological and cultural resource surveys, the geotechnical design for any ponds, water treatment design (if needed), and to file water rights applications. Groundwater monitoring wells will need to be installed and sampled early in the project if evaporation ponds or water holding and treatment systems are required. Socioeconomic impacts also will be studied by a specialized contractor.

Permit applications will be prepared by Energy Fuels’ environmental staff with consultants’ reports included as attachments. Maps will be prepared using GIS. Once the applications have been submitted, on-site meetings with state and BLM personnel will follow to orient the technical reviewers for these agencies.

20.9 Permitting Timeline

With the exploration drilling complete and assuming reopening of the mine portals can occur by end of April 2012, the following 16- to 20-month schedule can be implemented. Ideally, the Sage and Calliham Mines can be permitted at the same time to minimize travel and meeting expenses.

  January – March 2012: Hire subcontractors and complete draft permitting documents.
  April – June 2012: Conduct field survey work, install and sample monitoring wells (if needed), and finalize and submit permit applications.
  July – September 2012: On-site meetings with agency personnel, continue sampling of monitoring wells, hire EA contractor and initiate the EA process.
  October – December 2012: Prepare responses to agency questions and support the EA analysis.
  January – March 2013: Prepare responses to agency questions and support the EA.
  April – June 2013: Project approvals.

If groundwater does not need to be pumped and evaporated/treated during operations, the schedule can be reduced to 12 to 14 months.

20.10 Estimated Permitting Costs

If groundwater does not need to be pumped and evaporated/treated during operations, estimated permitting costs are:

EFR Environmental Staff:	$140,000
Ecological Contractor:	$30,000
Archeological Contractor:	$10,000
NEPA Contractor:	$60,000
Air Quality Contractor:	$25,000
Geotechnical/Water Treatment Contractor:	$90,000
Monitoring Wells & Met Station:	$70,000
Miscellaneous Contractors:	$10,000
$435,000

These costs do not include initial collection of information, engineering design, or on-site rehabilitation and compliance-related activity. Estimated costs are based on permitting the Sage Mine at the same time as the Calliham Mine. If they are permitted at different times, the estimated costs would increase by about 20 percent.

21.0 Capital and Operating Costs

Although CPP is advancing this project toward mining, the project is still in the early stages of mine design. A conceptual model exists based on historic mining methods in the region, on mines currently in production by other operators (Denison Mines- Pandora and Beaver Mines), and on other projects being developed by EFR (Whirlwind Mine and Energy Queen Mine). The specific plans (equipment, ventilation, man-power, production rates, development scheduling, etc.) have not been developed yet for the Calliham and Sage Mines. Therefore, the capital and operating costs cannot be discussed in this report in any meaningful fashion. Permitting cost estimates are listed in Section 20 and rehabilitation costs are discussed in Section 18 of this report.

22.0 Economic Analysis

CPP is only in the early stage of economic evaluation of the project. Once the mining plan is finalized and cost estimates are more firm, the economics of the project will be analyzed. This will include the potential of milling the product at the Denison White Mesa Mill or at the proposed EFR Piñon Ridge Mill. A projection of market prices for uranium and vanadium will be assessed and an economic model developed. This work will lead to determination of Internal Rate of Return and Net Present Value of the project (each mine will be modeled separately). Sensitivity analyses will follow.

23.0 Adjacent Properties

There are parcels to the north, east, and south of the Sage Plain Project properties that are reported to contain large uranium-vanadium deposits. The surface and mineral rights of the private land are not all leased at this time, but some is bound by option agreements of another company with the owners. The nearby BLM land is also mostly claimed by other parties. The private land with private minerals, the federal minerals under private land, and the federal land with federal minerals are identified on Figure 4-5. Based on the resource estimates taken from historic summaries by Umetco Minerals Corporation (Hollingsworth, 1991) and knowledge of other prior work in the area, many of these properties are known to have uranium-vanadium deposits or enough mineralization to make them highly prospective exploration targets. A summary of these properties follows:

Silver Bell Mine property: The mineral rights of the N ½, N ½ S ½, SE ¼ SE ¼ sec. 21, S ½, W ½ NW ¼ sec. 22, and S ½ SW ¼ sec. 15, T32S, R26E are held by members of the Knuckles family. Most of this is private land, but the SE ¼ SW ¼ sec. 15 is BLM land on which they own unpatented mining claims. Likewise, they own unpatented claims in the fractional sections 23 and 26, T32S, R26E, along the Colorado state line. This property covers the Silver Bell Mine workings and the reclaimed shaft that accessed it. This mine was closed due to depressed uranium and vanadium prices in the 1980s. Umetco Minerals operated it. At the time that the Calliham Mine closed and was reclaimed, Umetco was driving a drift toward the Silver Bell from the Skidmore lease with plans to connect the two in order to have access for rubber-tired equipment through the Calliham Mine decline. It is known to hold significant remaining resources. The Silver Bell land boarders the Skidmore and Crain leases of the CPP Project land on the north. It is anticipated that the Silver Bell Mine is flooded similar to the Calliham Mine.

Wilson Mine property: The mineral rights of the S ½ SE ¼ sec. 15, NE ¼, E ½ NW ¼, sec. 22 is owned by Don Wilson. This property covers the Wilson Mine, which is connected to the Silver Bell and was accessed through a shaft, now reclaimed. It also is known to have some remaining resources. The Wilson parcel is separated from the CPP Crain lease by one-half mile width of the Silver Bell property. It is anticipated that the Wilson Mine is flooded similar to the Calliham Mine.

Federal Mineral-BLM and DOE: The land to the east in Colorado which lies north of the CPP claims is owned by the U.S. government. Most of this is for three miles to the east on the north side of Summit Canyon is controlled by the DOE. The C-SR-11A lease tract covers parts of sections 23, 24, 25, and 26, T43N, R20W, and the W ½ section 16, T43N, R19W, NMPM. It is held by Golden Eagle Uranium LLC. Contiguous to that to the northeast is DOE tract C-SR-11, which is leased by Cotter Corporation. Other federal land east and north of the CPP claims along Summit and Bishop Canyons are covered by unpatented claims of various ownership. South of the CPP Sage claims is a parcel of BLM land with federal minerals in the NW ¼, N ½ SW ¼, section 3, T33S, R26E.

Other acreage: The other land in sections 33, 34, and 35, T32S, R26E, and in sections 3, 4, 5, and 6, T33S, R26E, along the south side of the CPP property is privately owned surface and minerals of various ownership. Some of this is J.H. Ranch Inc land under option to lease by NUECO. The same is true for the private land surrounding the CPP SITLA lease, ML-49301.

There is one small exception: W ½ SW ¼ section 9, T33S, R26E is BLM surface, but without locatable minerals. The BLM mineral map shows this parcel as federal ownership of only oil and gas rights. It is assumed that these 80 acres were homesteaded, then the surface rights given back to the federal government. If that is true, then the mineral ownership other than oil and gas remains in private hands and will need to be researched to determine true ownership for uranium rights.

All land south of the CPP claims in Colorado is also private of varying ownership, as is the land east of ML-49301.

Land west and north of the Skidmore lease in section 20 and 29, T32S, R26E is private. Farther north, the land surrounding CPP’s SITLA leases, ML-51145 and ML-51953 is also private, a portion of which is under option to lease by NUECO.

24.0 Other Relevant Data and Information

No Social or Community Impact studies have been performed yet, but are planned as part of permitting and additional property analyses. It is expected that reopening of the Sage and Calliham Mines will have positive financial impacts on the nearby small communities of Dove Creek, Egnar, and Ucolo as well as the larger town of Monticello due to the need for skilled and unskilled labor and supplies for both operations. The surrounding areas of southeastern Utah and southwestern Colorado have been relatively depressed economically since the decline of uranium mining and milling in the 1980s. Additional exploration and production activity in the Sage Plain Project and other planned mines and exploration projects in the region will bring much needed employment and commerce to the area.

25.0 Interpretations and Conclusions

Mr. Peters has reviewed the CPP resource estimates and supporting documentation and is of the opinion that classification of the mineralized material as Measured, Indicated or Inferred Mineral Resources meets the definitions stated by NI 43-101, and also meets the definitions and guidelines of the CIM Standards on Mineral Resources and Reserves (adopted by the CIM Council on December 30, 2005). Dilution has assumed waste material to have a grade of zero, no dilution for intercepts greater than 7.0 feet, and dilution of 1 foot of waste for all intercepts less than 6.0 feet (with appropriate decreasing fraction of 1 ft for intercepts between 6.0 and 7.0 feet).

The CPP 17-hole drilling campaign in late 2011 was successful in meeting the objectives of verifying resources and adding to the Measured, Indicated, and Inferred Mineral Resources, with 10 holes containing mineralization greater than 1.0 ft of 0.10% U3O8. The Measured Mineral Resources (above a diluted cutoff of 0.07% U3O8) are estimated to be approximately 615,620 tons, in-situ, containing 2,656,958 lbs U3O8 and 16,724,061lbs V2O5. Indicated Mineral Resources are calculated to be approximately 27,351 tons holding 176,837 lbs U3O8 and 1,105,228 lbs V2O5. A minimum mining thickness of 2.0 feet has been employed in this estimate, and dilution has conservatively assumed waste material at a zero grade. All of this material is within 2,000 feet of existing underground workings. Inferred Mineral Resources based on geological analysis and available drill holes are estimated to be about 49,136 tons at a grade of 0.185% U3O8 (181,275 lbs) and 1.89% V2O5 (1,854,034 lbs).

During the earlier periods of exploration, not all drill holes were assayed for vanadium. Therefore, it must be noted that the stated vanadium content represents the district-wide production average based on a 6.25 multiplier of associated uranium grade. This ratio derives largely from historic drill records and from the mining that occurred in the area mines prior to the Calliham Mine closure in 1991. Vanadium:uranium ratios derived from samples collected during the 2011 CPP drilling program have confirmed this multiplier as a conservative value for use in resource estimation.

There is potential to expand the estimated resources with additional surface drilling and underground development and longhole drilling. CPP is planning on utilizing these techniques in the coming years to better define uranium-bearing material suited for extraction. No documented economic analysis has been performed to date which supports classification of any of the Measured, Indicated, or Inferred Mineral Resources as reserves.

26.0 Recommendations

The Author recommends that CPP proceeds with the following efforts as the Sage Plain Project re-opens the mines, begins rehabilitation and development activity, and plans future production.

Permitting

1)

Complete full hydrogeological investigations for surface and ground water characterization. Determine mine dewatering and water treatment options for both mines and which discharge permit should be pursued.

2)	Construct monitoring wells as needed for permitting purposes.
3)	Perform biological and archeological surveys as required for federal and state permitting.
4)	Perform EA for Sage Mine area.
5)	Obtain necessary state and county permits to allow facilities to be built and mine re-opening to proceed.

Mine Rehabilitation and Planning

1)

Because a permit exists for the Sage Mine, get that transferred to CPP and as quickly as possible re-open the portal and re-establish the beginning of the incline. Quickly evaluate rehabilitation needs for the incline beyond the portal and determine costs and how long it would take to dewater the mine and restore access to known resources along old entries. Given the Measured and Indicated Resources to the west of the incline and the old workings, a new entry could be driven west from the incline to access those resources while rehabilitation and dewatering are proceeding for the old mine workings.

2)

Perform a Preliminary Economic Assessment (PEA) for both the Calliham and Sage Mines to determine which known resources could be considered reserves, once the inclines are rehabilitated and mines dewatered, including determining current mining costs, production amounts, and so on.

Acquisitions

1)

Complete as soon as possible the purchase from Umetco of the property covering the former Calliham Mine portal and ore and waste storage areas so that portal re-opening and incline rehabilitation can proceed as soon as related permits are in place.

2)

Investigate cost and timing of acquisition or leasing of the mineral rights for the Silver Bell and Wilson Mines and surrounding properties, including such surface rights as may be necessary to provide adequate ventilation ad escapeways for those mines and known and potential resource areas to the north of the Calliham Mine.

3)

Investigate costs and timing of acquisition or leasing of the land to the south of the Calliham Mine portal and west of the Sage Mine so that exploration targets in that area can be evaluated both with surface drilling and as the Sage Mine develops entries toward that area to access know resources in currently CPP controlled properties.

Exploration

1)	Perform surface drilling to confirm resources in the Black Spider claims area and in ML-49301, where historic resources are known, but distribution is uncertain.
2)

Perform surface drilling on the properties discussed in section 14.6 to determine if these Exploration Targets have definable resources and can be moved up to Inferred or higher level resources. A program of at least 15 drill holes should be devoted to this purpose, with the holes spaced around the properties adequate to identifying mineralization and trends of such mineralization.

3)

Although some of the “exploration” of the Calliham and Sage Mines areas will be performed underground as development proceeds, it is recommended that additional surface drilling be done for the areas to the north of the majority of the Calliham workings and up to the Silver Bell Mine resources to aid in guiding development of connecting workings between the mines and side entries of those connecting workings.

As a follow-on to the preliminary economic assessment (PEA) currently being performed internally by EFR, prepare or have prepared a full feasibility (economic and mining) analysis to convert indicated mineral resources into probable and/or proven mineral reserves. (Estimated cost for the PEA = $50,000).

27.0 References

Cadigan, R. A., 1967, Petrology of the Morrison Formation in the Colorado Plateau Region, U.S.G.S. Professional Paper 556.

Campbell, John A., Franczyk, Karen J., Lupe, Robert D., and Peterson, Fred, 1982, National Uranium Resource Evaluation, Cortez Quadrangle, Colorado and Utah, U.S. Department of Energy, PGJ/F-051(82).

Cater, Fred W., Jr., 1955, Geology of the Egnar Quadrangle, Colorado, U.S.G.S. Map GQ 68.

Chenoweth, W. L., 1981, The Uranium-Vanadium Deposits of the Uravan Mineral Belt and Adjacent Areas, Colorado and Utah, in Western Slope Colorado, New Mexico Geological Society 32nd Guide Book.

Chenoweth, W. L., 1990, Lisbon Valley, Utah’s Premier Uranium Area, A summary of Exploration and Ore Production, Utah Geological and Mineral Survey OFR 188.

Dahlkamp, Franz J., 1993, Uranium Ore Deposits, Springer-Verlag, Berlin.

Doelling, H. H., 1969, Mineral Resources, San Juan County, Utah, and Adjacent Areas, Part II: Uranium and Other Metals in Sedimentary Host Rocks, Utah Geological and Mineralogical Survey, Special Studies 24.

Ethridge, F.G., Ortiz, N.V., Sunada, D.K., and Tyler, Noel, 1980, Laboratory, Field, and Computer Flow Study of the Origin of Colorado Plateau Type Uranium Deposits, Second Interim Report, U.S.G.S. Open-File Report 80-805.

Fischer, R. P. and Hilpert, L. S., 1952, Geology of the Uravan Mineral Belt, U.S.G.S. Bulletin 988-A.

Hackman, R.J., 1952, Photogeologic map of the Verdure-1 Quadrangle, Colorado-Utah, U.S.G.S. Trace Elements Memo, TEM-399.

Hollingsworth, J. S., January 25, 1991, Summary of Mineable Reserves: Umetco Minerals Corporation, in-house report.

Huber, G.C., 1981, Geology of the Lisbon Valley Uranium District, Southeastern Utah, in Western Slope Colorado, New Mexico Geological Society 32nd Guide Book.

Kovschak, A. A., Jr. and Nylund, R. L., 1981, General Geology of Uranium-Vanadium Deposits of Salt Wash Sandstones, La Sal Area, San Juan County, Utah, in Western Slope Colorado, New Mexico Geological Society 32nd Guide Book.

Mickle, D.G. and Mathews, G.W., eds., 1978, Geologic Characteristics of Environments Favorable for Uranium Deposits, U.S. Department of Energy Open-file Report GJBX-67(78).

Minobras Mining Services Company, 1978, Uranium Guidebook for the Paradox Basin, Utah-Colorado: Bonsall, California (formerly Dana Point, California), 95p.

Scott, J.H., Dodd, P.H., Droullard, R.F., Mudra, P.J., 1960, Quantitative Interpretation of Gamma-Ray Logs: U.S.A.E.C., RME-136.

Shawe, Daniel R., Simmons, George C., and Archbold, Norbert L., 1968, Stratigraphy of Slick Rock District and Vicinity San Miguel and Dolores Counties, Colorado, U.S.G.S. Professional Paper 576-A.

Shawe, Daniel R., 1970, Structure of the Slick Rock District and Vicinity, San Miguel and Dolores Counties, Colorado, U.S.G.S. Professional Paper 576-C.

Shawe, Daniel R., 1976, Sedimentary Rock Alteration in the Slick Rock District, San Miguel and Dolores Counties, Colorado, U.S.G.S. Professional Paper 576-D.

Shawe, Daniel R., 2011, Uranium-Vanadium Deposits of the Slick Rock District, Colorado, U.S.G.S. Professional Paper 576-F.

Thamm, J. K., Kovschak, A. A., Jr., and Adams, S. S., 1981, Geology and Recognition Criteria for Sandstone Uranium Deposits of the Salt Wash Type, Colorado Plateau Province-final report, U.S. Department of Energy Report GJBX-6(81).

Weeks, A. D., Coleman, R.G., and Thompson, M. E., 1959, Summary of the Ore Mineralogy, in Geochemistry and Mineralogy of the Colorado Plateau Uranium Ores, U.S.G.S. Professional Paper 320.

Wallis, Stewart, C., 2005, Technical Report on the Sage Plains Uranium Properties, Utah, Prepared for U.S. Energy Corp., Roscoe Postle Associates, Inc.

28.0 Certificate of Qualifications and Signature

I, Douglas C. Peters, do hereby certify:

1.	That I graduated from the University of Pittsburgh with a Bachelor of Science degree in Earth & Planetary Sciences in 1977.

2.	That I graduated from the Colorado School of Mines with a Master of Science degree in Geology in 1981 and with a Master of Science degree in Mining Engineering in 1983.

3.

That I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI-43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101), and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101. I hold the following certifications and memberships applicable to these requirements:

A.	Certified Professional Geologist #8274 (American Institute of Professional Geologists)
B.	Registered Member #2516800 (Society for Mining, Metallurgy, and Exploration, Inc.)

4.	That I have practiced my profession for over 30 years, the last 15 of which have been as an independent consulting geologist.

5.

That I am responsible for this technical report titled: “Technical Report on Colorado Plateau Partners LLC (Energy Fuels Resources Corporation and Lynx- Royal JV) Sage Plain Project (including the Calliham and Sage Mines), San Juan County, Utah and San Miguel County, Colorado”, dated December 16, 2011, and that property was visited by me on December 6, 2011.

6.

That I have had no prior experience with the Sage Plain Property that is the subject of this Technical Report and have had previous experience with other uranium properties in Colorado, New Mexico, Utah, and Wyoming.

7.

That this report dated December 16, 2011, and titled “Technical Report on Colorado Plateau Partners LLC (Energy Fuels Resources Corporation and Lynx- Royal JV) Sage Plain Project (including the Calliham and Sage Mines), San Juan County, Utah and San Miguel County, Colorado” is based on published and unpublished maps and reports, on discussions with representatives of Energy Fuels Resources Corporation, Lynx-Royal, and discussions with other persons familiar with this type of mineral deposit.

8.

That I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission of which would make the Technical Report misleading or would affect the stated conclusions.

9.

That I am independent of Energy Fuels Resources Corporation and its parent, Energy Fuels Inc., and Lynx-Royal JV and its parent, Aldershot Resources Ltd., applying all of the tests in section 1.4 of NI 43-101.

10.	That I am the owner of Peters Geosciences, whose business address is 825 Raptor Point Road, Golden, Colorado 80403.

11.	That I have read NI 43-101 and NI 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

12.

That I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files or on its website accessible by the public.

Signed and dated this 16th day of December, 2011.

Douglas C. Peters, CPG

APPENDIX

N
70
Fruita
Grand Junction
70
Delta
128
Gateway
Moab
Montrose
141
La Sal
46
90
50
Naturita
106
Sage Plain Project
141
145
191
Telluride
Monticello
Dove Creek
Blanding
491
145
Cortez
160
Durango
10
20 15 10 5 0 20
Miles
Utah
Colorado
Arizona
New Mexico

COLORADO PLATEAU PARTNERS LLC

FIGURE 4-1
SAGE PLAIN PROJECT
SITE LOCATION MAP

Scale: See Scale Bar | Created: December 16, 2011 | Drawn By: ZTR

Fig4-1_SagePlainProject_LocationMap.mxd

CPP Control Outline
DEPARTMENT OF ENERGY
URANIUM RESERVE
EAST SUMMIT
CANYON
Major Regional Mine Workings
N

Colorado Plateau Partners, L.L.C.

Figure: 4-2
TOPOGRAPHIC MAP
USGS 7.5 min Quads - Flume Knolls UT, Summit Point UT, Egner CO, Horse Range Mesa, CO

Silverbell-Wilson Mine
Calliham Mine
Sage Mine
Deremo Mine
0
0.5 Miles
N
W
E
S

Colorado Plateau Partners, L.L.C.

Figure: 4-3

HISTORICAL MINE MAP

Calliham, Sage, Silverbell-Wilson and Deremo Mines

Scale	Created	Drawn by
1"= 2122 ft	Dec. 15, 2011	RCW